================================================================================

                                   FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                FOR MAY 14, 2002

                        Canadian National Railway Company
             (Exact name of Registrant as specified in its charter)

                               -----------------

                        Canadian National Railway Company
                 (Translation of Registrant's name into English)

                               -----------------

                        935 de la Gauchetiere Street West
                                Montreal, Quebec
                                 Canada H3B 2M9
                                 (514) 399-7091
                    (Address of principal executive offices)

                               -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                           FORM 20-F       FORM 40-F  X
                                     ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                                YES         NO  X
                                    ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable


================================================================================

[CN LOGO]                                     CANADIAN NATIONAL RAILWAY COMPANY



                        HOW FAR CAN
                        WE GO?


                                Quarterly Review
                               first quarter 2002

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE
--------------------------------------------------------------------------------

[CN LOGO]


                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------

                                            Stock symbols: TSE : CNR / NYSE: CNI

                                                                       www.cn.ca
                                                                       ---------

CN REPORTS FIRST-QUARTER 2002 NET INCOME OF $230 MILLION, OR $1.15 PER DILUTED SHARE, AS WC ACQUISITION DRIVES FINANCIAL RESULTS

MONTREAL, APRIL 22, 2002 -- Canadian National today reported first-quarter 2002 net income of $230 million, compared with adjusted net income(1) of $202 million for the same quarter of 2001.

Diluted earnings per share for the first quarter of 2002 were $1.15, up from adjusted diluted earnings per share(1) of $1.03 for the year-earlier period.

Reported net income for the first quarter of 2001 was $275 million, or $1.39 per diluted share, including a gain from the sale of CN's interest in the Detroit River Tunnel Company.

CN's operating income for first-quarter 2002 rose five per cent to $406 million, while its operating ratio increased by 0.6 of a point to 73.1 per cent.

Revenues for the first three months of 2002 increased by eight per cent to $1,509 million; operating expenses rose by nine per cent to $1,103 million.

CN President and Chief Executive Officer Paul M. Tellier said: "CN turned in a solid first-quarter 2002 performance, delivering double-digit gains in earnings and earnings per share on an adjusted basis.(1) Free cash flow was also strong, rising to $192 million from $39 million for the same period of 2001. The acquisition of Wisconsin Central - part of CN's growth strategy - again demonstrated shareholder value as it drove the improvement in CN's financial results.

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE
--------------------------------------------------------------------------------

"But our first-quarter performance reflects more than the inclusion of WC revenues - CN's automotive, forest products and petroleum and chemicals units all registered solid revenue gains.

"Our automotive unit benefited from strong North American vehicle sales, while CN's forest products group transported greater volumes of lumber and panels in response to increased demand for new housing in the United States and Canada. CN's petroleum and chemicals unit also registered market share gains in the petroleum and petrochemical sectors and moved higher volumes of sulphur to the U.S.

"CN's performance in the quarter was good considering very tough conditions for our bulk commodities businesses. Grain and fertilizers revenues declined largely because of the significant deterioration in the 2001/2002 Canadian grain crop. Coal revenues suffered from a decline in thermal coal shipments owing to milder weather conditions, and lower offshore metallurgical coal shipments. CN's intermodal unit, meanwhile, experienced a slight decrease in revenues as a result of the loss of a move in the overseas segment, partly offset by continued increases in the Canadian domestic segment.

"CN expects its core merchandise businesses - forest products, petroleum and chemicals, and metals and minerals - will continue to grow as the North American economy improves. We will leverage our network, our diverse customer base and our industry-leading scheduled railway services to continue to drive top-line growth in the future."

Four of CN's seven business units experienced revenue gains in the first quarter: forest products (33 per cent); metals and minerals (26 per cent); automotive (19 per cent); and petroleum and chemicals (18 per cent). Revenues declined for grain and fertilizers (16 per cent); coal (nine per cent); and intermodal (one per cent).

Carloadings rose five per cent to 999 thousand, while freight revenue per carload increased by three per cent.

The increase in expenses during the quarter was mainly attributable to the consolidation of WC operating expenses, and higher expenses for labour and fringe benefits and casualty and other. This was partially offset by lower costs for fuel, purchased services, and material.

(1) Adjusted net income and diluted earnings per share for the first quarter of 2001 exclude a gain from the sale of CN's 50 per cent interest in the Detroit River Tunnel Company, which was equal to $73 million after-tax, or 36 cents per diluted share. Note 7 to the accompanying financial statements provides a reconciliation of adjusted net income to the Company's net income reported in accordance with United States generally accepted accounting principles (U.S.
GAAP).

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE
--------------------------------------------------------------------------------

The financial results in this press release are reported in Canadian dollars and, except where noted, were determined on the basis of U.S. GAAP.

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties and that its results could differ materially from those expressed or implied in such statements. Reference should be made to CN's most recent Form 40-F filed with the United States Securities and Exchange Commission, and the Annual Information Form filed with Canadian securities regulators, for a summary of major risk factors.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, Jackson, Miss., with connections to all points in North America.


                                     - 30 -


CONTACTS:

MEDIA                                        INVESTMENT COMMUNITY
-----                                        --------------------
Mark Hallman                                 Robert Noorigian
System Director, Media Relations             Vice-President, Investor Relations
(416) 217-6390                               (514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)
--------------------------------------------------------------------------------
(IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                    THREE MONTHS ENDED
                                                                         MARCH 31
                                                                  ----------------------
                                                                     2002           2001
----------------------------------------------------------------------------------------
                                                                         (UNAUDITED)

Revenues                                                          $ 1,509        $ 1,398

Operating expenses                                                  1,103          1,013
----------------------------------------------------------------------------------------

Operating income                                                      406            385

Interest expense                                                      (96)           (80)

Other income (Note 3)                                                  38            112
----------------------------------------------------------------------------------------

Income before income taxes                                            348            417

Income tax expense                                                   (118)          (142)
----------------------------------------------------------------------------------------

NET INCOME (NOTE 7)                                                $  230         $  275
========================================================================================
EARNINGS PER SHARE (NOTE 7)
   Basic                                                           $ 1.19        $  1.44
   Diluted                                                         $ 1.15        $  1.39

WEIGHTED-AVERAGE NUMBER OF SHARES
   Basic                                                            193.2          191.3
   Diluted                                                          203.0          199.9
========================================================================================

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF OPERATING INCOME (U.S. GAAP)
--------------------------------------------------------------------------------
(IN MILLIONS)

                                                        THREE MONTHS ENDED MARCH 31
                                                     -----------------------------------
                                                                              Variance
                                                        2002         2001    Fav (Unfav)
----------------------------------------------------------------------------------------
                                                           (UNAUDITED)

REVENUES

Petroleum and chemicals                               $  273       $  231          18%
Metals and minerals                                      122           97          26%
Forest products                                          325          245          33%
Coal                                                      77           85          (9%)
Grain and fertilizers                                    269          321         (16%)
Intermodal                                               235          237          (1%)
Automotive                                               151          127          19%
Other items                                               57           55           4%
-------------------------------------------------------------------------
                                                       1,509        1,398           8%

OPERATING EXPENSES

Labor and fringe benefits                                461          378         (22%)
Purchased services                                       137          133          (3%)
Depreciation and amortization                            141          132          (7%)
Fuel                                                     112          143          22%
Equipment rents                                           87           76         (14%)
Material                                                  61           63           3%
Operating taxes                                           41           44           7%
Casualty and other                                        63           44         (43%)
-------------------------------------------------------------------------
                                                       1,103        1,013          (9%)
-------------------------------------------------------------------------

OPERATING INCOME                                      $  406       $  385           5%
=====================================================================================

OPERATING RATIO                                        73.1%        72.5%        (0.6)
=====================================================================================

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)
--------------------------------------------------------------------------------
(IN MILLIONS)

                                                                   MARCH 31       December 31       March 31
                                                                     2002             2001             2001
------------------------------------------------------------------------------------------------------------
                                                                 (UNAUDITED)                      (UNAUDITED)

ASSETS

CURRENT ASSETS:
     Cash and cash equivalents                                   $     51        $      53         $     40
     Accounts receivable (Note 4)                                     699              645              736
     Material and supplies                                            156              133              137
     Deferred income taxes                                            153              153              116
     Other                                                            179              180              152
------------------------------------------------------------------------------------------------------------
                                                                    1,238            1,164            1,181

Properties                                                         19,179           19,145           16,070
Other assets and deferred charges (Note 2)                            856              914              430
------------------------------------------------------------------------------------------------------------

TOTAL ASSETS                                                     $ 21,273        $  21,223         $ 17,681
============================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
     Accounts payable and accrued charges                        $  1,367        $   1,374         $  1,257
     Current portion of long-term debt (Note 4)                       558              163              458
     Other                                                             94              132               86
------------------------------------------------------------------------------------------------------------
                                                                    2,019            1,669            1,801

Deferred income taxes                                               4,699            4,591            3,537
Other liabilities and deferred credits                              1,279            1,345            1,129
Long-term debt (Note 4)                                             5,168            5,764            4,034
Convertible preferred securities                                      367              366              363

SHAREHOLDERS' EQUITY:
     Common shares                                                  4,473            4,442            4,385
     Accumulated other comprehensive income                            92               58               97
     Retained earnings                                              3,176            2,988            2,335
------------------------------------------------------------------------------------------------------------
                                                                    7,741            7,488            6,817
------------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                       $ 21,273        $  21,223         $ 17,681
============================================================================================================

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (U.S. GAAP)
--------------------------------------------------------------------------------
(IN MILLIONS)

                                                                           THREE MONTHS ENDED
                                                                                 MARCH 31
                                                                          ----------------------
                                                                           2002            2001
-------------------------------------------------------------------------------------------------
                                                                                (UNAUDITED)
COMMON SHARES(1)

Balance, beginning of period                                             $  4,442        $  4,349

   Stock options exercised                                                     31              36
-------------------------------------------------------------------------------------------------
Balance, end of period                                                   $  4,473        $  4,385
=================================================================================================

ACCUMULATED OTHER COMPREHENSIVE INCOME

Balance, beginning of period                                             $     58        $    151

Other comprehensive income (loss):

Unrealized foreign exchange loss on translation of
   U.S. dollar denominated long-term debt designated as a
   hedge of the net investment in U.S. subsidiaries                           (11)           (152)

Unrealized foreign exchange gain on translation of
   the net investment in foreign operations                                    12             247

Unrealized holding loss on investment in
   360networks Inc.                                                             -            (151)

Unrealized holding gain (loss) on fuel derivative
   instruments  (Note 5)                                                       51              (7)
-------------------------------------------------------------------------------------------------
Other comprehensive income (loss) before income taxes                          52             (63)

Income tax (expense) recovery on other comprehensive income
   (loss) items                                                               (18)              9
-------------------------------------------------------------------------------------------------
Other comprehensive income (loss)                                              34             (54)
-------------------------------------------------------------------------------------------------
Balance, end of period                                                   $     92        $     97
=================================================================================================

RETAINED EARNINGS

Balance, beginning of period                                             $  2,988        $  2,098
   Net income                                                                 230             275
   Dividends                                                                  (42)            (38)
-------------------------------------------------------------------------------------------------
Balance, end of period                                                   $  3,176        $  2,335
=================================================================================================

See accompanying notes to consolidated financial statements.

(1) DURING THE FIRST QUARTER OF 2002, THE COMPANY ISSUED 0.8 MILLION SHARES AS A RESULT OF STOCK OPTIONS EXERCISED.
     AT MARCH 31, 2002, THE COMPANY HAD 193.5 MILLION COMMON
     SHARES OUTSTANDING.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)
--------------------------------------------------------------------------------
(IN MILLIONS)

                                                                THREE MONTHS ENDED
                                                                      MARCH 31
                                                            --------------------------
                                                               2002               2001
--------------------------------------------------------------------------------------
                                                                     (UNAUDITED)

OPERATING ACTIVITIES

Net income                                                   $  230             $  275
Non-cash items in income:
     Depreciation and amortization                              142                134
     Deferred income taxes                                       71                 87
     Gain on sale of investment (Note 3)                          -               (101)
Changes in:
     Accounts receivable (Note 4)                               (56)                 -
     Material and supplies                                      (23)               (25)
     Accounts payable and accrued charges                       (11)              (163)
     Other net current assets and liabilities                     -                  3
Payments for workforce reductions                               (47)               (49)
Other                                                           (24)               (56)
--------------------------------------------------------------------------------------
Cash provided from operating activities                         282                105
--------------------------------------------------------------------------------------

INVESTING ACTIVITIES

Net additions to properties                                    (120)              (129)
Other, net                                                       72                101
--------------------------------------------------------------------------------------
Cash used by investing activities                               (48)               (28)
--------------------------------------------------------------------------------------

Dividends paid                                                  (42)               (38)

FINANCING ACTIVITIES

Issuance of long-term debt                                      855                268
Reduction of long-term debt                                  (1,078)              (312)
Issuance of common shares                                        29                 30
--------------------------------------------------------------------------------------
Cash used by financing activities                              (194)               (14)
--------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS             (2)                25

Cash and cash equivalents, beginning of period                   53                 15
--------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                     $   51             $   40
======================================================================================

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)
-------------------------------------------------------------------------------

NOTE 1 - BASIS OF PRESENTATION

In management's opinion, the accompanying unaudited interim consolidated financial statements, prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company's (the Company) financial position as at March 31, 2002, December 31 and March 31, 2001, its results of operations, changes in shareholders' equity and cash flows for the three months ended March 31, 2002 and 2001.

These consolidated financial statements and notes have been prepared using accounting policies consistent with those used in preparing the Company's 2001 Annual Consolidated Financial Statements. While management believes that the disclosures presented are adequate to make the information not misleading, these consolidated financial statements and notes should be read in conjunction with the Company's Annual Consolidated Financial Statements.

NOTE 2 - ACQUISITION OF WISCONSIN CENTRAL TRANSPORTATION CORPORATION

Wisconsin Central Transportation Corporation (WC) was consolidated effective October 9, 2001, the date the Company acquired control of WC. Accordingly, the Company's results of operations for the quarter ended March 31, 2001 exclude the results of operations of WC. For comparative purposes only, if the Company had acquired WC on January 1, 2001, based on the historical amounts reported by WC, net of the amortization of the difference between the Company's cost to acquire WC and the net assets of WC (based on the fair values of WC's properties and equipment, and estimates of their remaining useful lives, as well as estimates of the fair values of other WC assets and liabilities), revenues, net income, basic and diluted earnings per share would have been $1,536 million, $282 million, $1.47 per basic share and $1.43 per diluted share, respectively, for the three months ended March 31, 2001. The pro forma figures do not reflect synergies, and accordingly, do not account for any potential increases in operating income, any estimated cost savings or facilities consolidation.

In the first quarter of 2002, the Company sold its investment in Tranz Rail Holdings Limited (Tranz Rail), for net proceeds of $68 million. The Company had acquired Tranz Rail, a company which operates a 2,400-route mile freight and passenger rail business in New Zealand, through its acquisition of WC, and had accounted for it as "available for sale" in accordance with the Financial Accounting Standards Board's (FASB) Emerging Issues Task Force (EITF) 87-11, "Allocation of Purchase Price to Assets to be Sold." The difference between the carrying amount of the investment and the proceeds from sale was not significant.

NOTE 3 - OTHER INCOME

In the first quarter of 2001, the Company completed the sale of its 50 percent interest in the Detroit River Tunnel Company (DRT) and recorded a gain of $101 million, $73 million after tax. The DRT is a 1.6-mile rail-only tunnel crossing the Canada-U.S. border between Detroit and Windsor, Ontario.

NOTE 4 - FINANCING ACTIVITIES

REVOLVING CREDIT FACILITIES
The Company has U.S.$1,000 million revolving credit facilities that expire in March 2003. The credit facility agreements contain customary financial covenants with which the Company has been in full compliance since the inception of the agreements. At March 31, 2002, the Company had entirely repaid its borrowings of U.S.$172 million (Cdn$273 million) outstanding at December 31, 2001.

COMMERCIAL PAPER
The Company has a commercial paper program which is backed by a portion of its revolving credit facilities, that enables it to issue commercial paper up to a maximum aggregate principal amount of $600 million, or the U.S. dollar equivalent. The revolving credit facilities will mature within the next twelve months and while the Company's intent is to renew the existing revolving credit facilities, the refinancing has not been renegotiated and, as such, the outstanding balance of U.S.$256 million (Cdn$408 million) of commercial paper has been included in the current portion of long-term debt at March 31, 2002.

ACCOUNTS RECEIVABLE SECURITIZATION

The Company has a revolving agreement to sell eligible freight trade receivables up to a maximum of $350 million of receivables outstanding at any point in time, expiring in June 2003. At March 31, 2002, pursuant to the agreement, $168 million and U.S.$113 million (Cdn$179 million) had been sold on a limited recourse basis reflecting no change in the level of accounts receivable sold since December 31, 2001.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)
-------------------------------------------------------------------------------

NOTE 5 - DERIVATIVE INSTRUMENTS

At March 31, 2002, a portion of the Company's fuel requirement is being hedged using derivative instruments that are carried at market value on the balance sheet. These fuel hedges are accounted for as cash flow hedges whereby the effective portion of the cumulative change in the market value of the derivative instruments has been recorded in Other comprehensive income. At March 31, 2002, Accumulated other comprehensive income included an unrealized holding gain of $13 million, $9 million after tax, ($38 million unrealized holding loss, $25 million after tax at December 31, 2001) of which $8 million relates to derivative instruments that will mature within the next twelve months. For the comparative quarter, Accumulated other comprehensive income included an unrealized holding loss of $7 million, $4 million after tax.

NOTE 6 - COMMITMENTS

At March 31, 2002, the Company had commitments to acquire railroad ties, rail, freight cars and locomotives at an aggregate cost of $242 million ($52 million at December 31, 2001).

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)
-------------------------------------------------------------------------------

NOTE 7 - NET INCOME AND EARNINGS PER SHARE

In addition to the consolidation of the WC results of operations for the quarter ended March 31, 2002 as explained in Note 2, the comparability of the results of operations for the quarters ended March 31, 2002 and 2001 is also impacted by an item included in net income for the quarter ended March 31, 2001 as outlined below:

                                                                         THREE MONTHS ENDED
                                                                               MARCH 31
                                                                       ----------------------
                                                                         2002            2001
---------------------------------------------------------------------------------------------
(IN MILLIONS)                                                                 (UNAUDITED)

Income before income taxes, excluding undernoted item                  $  348         $   316
Income tax expense                                                       (118)           (114)
---------------------------------------------------------------------------------------------

Adjusted net income                                                       230             202

Undernoted item, net of tax:
    Gain on sale of Detroit River Tunnel Company                            -              73
---------------------------------------------------------------------------------------------

Net income                                                             $  230         $   275
=============================================================================================

The following table provides a reconciliation between basic and diluted earnings per share:


                                                                         THREE MONTHS ENDED
                                                                               MARCH 31
                                                                       ----------------------
                                                                         2002            2001
---------------------------------------------------------------------------------------------
(IN MILLIONS, EXCEPT PER SHARE DATA)                                         (UNAUDITED)

Net income                                                             $  230         $   275
Income impact on assumed conversion of preferred securities                 3               3
---------------------------------------------------------------------------------------------
                                                                       $  233         $   278

Weighted-average shares outstanding                                     193.2           191.3
Effect of dilutive securities and stock options                           9.8             8.6
---------------------------------------------------------------------------------------------
Weighted-average diluted shares outstanding                             203.0           199.9

Basic earnings per share                                              $  1.19        $   1.44
Diluted earnings per share                                            $  1.15        $   1.39
=============================================================================================

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (U.S. GAAP)
--------------------------------------------------------------------------------

                                                                                THREE MONTHS ENDED
                                                                                    MARCH 31
                                                                              ----------------------
                                                                               2002          2001(1)
--------------------------------------------------------------------------------------------------
                                                                                    (UNAUDITED)
RAIL OPERATIONS

Freight revenues ($ millions)                                                  1,452         1,343
Gross ton miles (millions)                                                    75,155        74,378
Revenue ton miles (RTM) (millions)                                            39,289        39,254
Route miles (includes Canada and the U.S.)                                    17,896        15,510
Operating expenses per RTM (cents)                                              2.81          2.58
Freight revenue per RTM (cents)                                                 3.70          3.42
Carloads (thousands)                                                             999           952
Freight revenue per carload ($)                                                1,453         1,411
Diesel fuel consumed (Liters in millions)                                        363           354
Average fuel price ($/Liter)                                                    0.30          0.38
Revenue ton miles per liter of fuel consumed                                     108           111
Gross ton miles per liter of fuel consumed                                       207           210
Diesel fuel consumed (U.S. gallons in millions)                                   96            93
Average fuel price ($/U.S. gallon)                                              1.14          1.42
Revenue ton miles per U.S. gallon of fuel consumed                               409           422
Gross ton miles per U.S. gallon of fuel consumed                                 783           800
Locomotive bad order ratio (%)(2)                                                7.0           7.9
Freight car bad order ratio (%)                                                  6.2           6.5
--------------------------------------------------------------------------------------------------

PRODUCTIVITY

Operating ratio (%)                                                             73.1          72.5
Freight revenue per route mile ($ thousands)                                      81            87
Revenue ton miles per route mile (thousands)                                   2,195         2,531
Freight revenue per average number of employees ($ thousands)                     65            63
Revenue ton miles per average number of employees (thousands)                  1,746         1,850
--------------------------------------------------------------------------------------------------

EMPLOYEES

Number at end of period                                                       22,587        21,009
Average number during period                                                  22,501        21,222
Labor and fringe benefits expense per RTM (cents)                               1.17          0.96
Injury frequency rate per 200,000 person hours                                   3.4           4.5
Accident rate per million train miles                                            2.1           1.7
--------------------------------------------------------------------------------------------------

FINANCIAL

Debt to total capitalization ratio (% at end of period)                         44.0          41.6
Return on assets (% at end of period)                                            1.4           1.8
==================================================================================================

(1) 2001 DATA EXCLUDE WC WHICH WAS ACQUIRED AND CONSOLIDATED EFFECTIVE OCTOBER 9, 2001.
(2) IN 2002, THE COMPANY EXPANDED ITS MEASURE OF BAD ORDER LOCOMOTIVES TO INCLUDE ALL THOSE NOT AVAILABLE FOR SERVICE, INCLUDING ON-LINE FAILURES. THE 2001 FIGURE HAS BEEN RESTATED ACCORDINGLY.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)
-------------------------------------------------------------------------------

                                                             THREE MONTHS ENDED MARCH 31
                                                          ---------------------------------
                                                                                  Variance
                                                            2002        2001(1)  Fav (Unfav)
-------------------------------------------------------------------------------------------
                                                               (UNAUDITED)
REVENUE TON MILES (MILLIONS)
Petroleum and chemicals                                    7,327        6,373          15%
Metals and minerals                                        3,280        2,358          39%
Forest products                                            8,122        6,985          16%
Coal                                                       3,305        3,936         (16%)
Grain and fertilizers                                      9,831       12,459         (21%)
Intermodal                                                 6,629        6,432           3%
Automotive                                                   795          711          12%
-------------------------------------------------------------------------------------------
                                                          39,289       39,254           -

FREIGHT REVENUE / RTM (CENTS)

TOTAL FREIGHT REVENUE PER RTM                               3.70         3.42           8%
BUSINESS UNITS:
Petroleum and chemicals                                     3.73         3.62           3%
Metals and minerals                                         3.72         4.11          (9%)
Forest products                                             4.00         3.51          14%
Coal                                                        2.33         2.16           8%
Grain and fertilizers                                       2.74         2.58           6%
Intermodal                                                  3.55         3.68          (4%)
Automotive                                                 18.99        17.86           6%
-------------------------------------------------------------------------------------------

CARLOADS (THOUSANDS)
Petroleum and chemicals                                      145          134           8%
Metals and minerals                                           86           59          46%
Forest products                                              150          119          26%
Coal                                                         120          138         (13%)
Grain and fertilizers                                        142          154          (8%)
Intermodal                                                   273          273           -
Automotive                                                    83           75          11%
-------------------------------------------------------------------------------------------
                                                             999          952           5%

FREIGHT REVENUE / CARLOAD (DOLLARS)

TOTAL FREIGHT REVENUE PER CARLOAD                          1,453        1,411           3%
BUSINESS UNITS:
Petroleum and chemicals                                    1,883        1,724           9%
Metals and minerals                                        1,419        1,644         (14%)
Forest products                                            2,167        2,059           5%
Coal                                                         642          616           4%
Grain and fertilizers                                      1,894        2,084          (9%)
Intermodal                                                   861          868          (1%)
Automotive                                                 1,819        1,693           7%
-------------------------------------------------------------------------------------------

(1) 2001 DATA EXCLUDE WC WHICH WAS ACQUIRED AND CONSOLIDATED EFFECTIVE OCTOBER 9, 2001.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION
PRO FORMA CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)
-------------------------------------------------------------------------------
(IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                   THREE MONTHS ENDED MARCH 31
                                                           ------------------------------------------
                                                               2002             2001        Variance
                                                                           pro forma(1)   Fav (Unfav)
-----------------------------------------------------------------------------------------------------
                                                                   (UNAUDITED)

REVENUES
Petroleum and chemicals                                    $    273          $    254            7%
Metals and minerals                                             122               120            2%
Forest products                                                 325               306            6%
Coal                                                             77                92          (16%)
Grain and fertilizers                                           269               336          (20%)
Intermodal                                                      235               244           (4%)
Automotive                                                      151               127           19%
Other items                                                      57                57            -
-------------------------------------------------------------------------------------
                                                              1,509             1,536           (2%)

OPERATING EXPENSES
Labor and fringe benefits                                       461               425           (8%)
Purchased services                                              137               146            6%
Depreciation and amortization                                   141               142            1%
Fuel                                                            112               155           28%
Equipment rents                                                  87                83           (5%)
Material                                                         61                73           16%
Operating taxes                                                  41                46           11%
Casualty and other                                               63                50          (26%)
-------------------------------------------------------------------------------------
                                                              1,103             1,120            2%

OPERATING INCOME                                                406               416           (2%)

Interest expense                                                (96)             (107)
Other income                                                     38               118
-------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                      348               427
Income tax expense                                             (118)             (145)
-------------------------------------------------------------------------------------
NET INCOME                                                 $    230          $    282
=====================================================================================
OPERATING RATIO                                                73.1%             72.9%        (0.2)
=====================================================================================

DILUTED EARNINGS PER SHARE                                 $   1.15          $   1.43
ADJUSTED DILUTED EARNINGS PER SHARE(2)                     $   1.15          $   1.07
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES                     203.0             199.9
=====================================================================================

(1) THE PRO FORMA FIGURES REFLECT THE COMPANY'S RESULTS OF OPERATIONS AS IF THE COMPANY HAD ACQUIRED WC ON JANUARY 1, 2001.

(2) EXCLUDES THE COMPANY'S 2001 GAIN FROM THE SALE OF ITS 50 PERCENT INTEREST IN THE DRT.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY PRO FORMA INFORMATION (U.S. GAAP)
-------------------------------------------------------------------------------

                                                                THREE MONTHS ENDED MARCH 31
                                                           -------------------------------------
                                                            2002            2001          Variance
                                                                        pro forma(1)     Fav (Unfav)
----------------------------------------------------------------------------------------------------
                                                                (UNAUDITED)

REVENUE TON MILES (MILLIONS)

Petroleum and chemicals                                    7,327            6,699            9%
Metals and minerals                                        3,280            3,214            2%
Forest products                                            8,122            7,895            3%
Coal                                                       3,305            4,263          (22%)
Grain and fertilizers                                      9,831           12,708          (23%)
Intermodal                                                 6,629            6,482            2%
Automotive                                                   795              712           12%
-----------------------------------------------------------------------------------------------
                                                          39,289           41,973           (6%)

FREIGHT REVENUE / RTM (CENTS)

TOTAL FREIGHT REVENUE PER RTM                               3.70             3.52            5%
BUSINESS UNITS:
Petroleum and chemicals                                     3.73             3.79           (2%)
Metals and minerals                                         3.72             3.73            -
Forest products                                             4.00             3.88            3%
Coal                                                        2.33             2.16            8%
Grain and fertilizers                                       2.74             2.64            4%
Intermodal                                                  3.55             3.76           (6%)
Automotive                                                 18.99            17.84            6%
-----------------------------------------------------------------------------------------------

CARLOADS (THOUSANDS)

Petroleum and chemicals                                      145              144            1%
Metals and minerals                                           86               95           (9%)
Forest products                                              150              154           (3%)
Coal                                                         120              148          (19%)
Grain and fertilizers                                        142              160          (11%)
Intermodal                                                   273              287           (5%)
Automotive                                                    83               75           11%
-----------------------------------------------------------------------------------------------
                                                             999            1,063           (6%)

FREIGHT REVENUE / CARLOAD (DOLLARS)

TOTAL FREIGHT REVENUE PER CARLOAD                          1,453            1,391            4%

BUSINESS UNITS:
Petroleum and chemicals                                    1,883            1,764            7%
Metals and minerals                                        1,419            1,263           12%
Forest products                                            2,167            1,987            9%
Coal                                                         642              622            3%
Grain and fertilizers                                      1,894            2,100          (10%)
Intermodal                                                   861              850            1%
Automotive                                                 1,819            1,693            7%
-----------------------------------------------------------------------------------------------

(1) THE PRO FORMA DATA HAS BEEN PREPARED ASSUMING THE COMPANY HAD ACQUIRED WC ON JANUARY 1, 2001.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
-------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS RELATES TO THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CANADIAN NATIONAL RAILWAY COMPANY (CN) TOGETHER WITH ITS WHOLLY OWNED SUBSIDIARIES, INCLUDING GRAND TRUNK CORPORATION, ILLINOIS CENTRAL CORPORATION (IC) AND WISCONSIN CENTRAL TRANSPORTATION CORPORATION (WC), THE LATTER FROM OCTOBER 9, 2001. AS USED HEREIN, THE WORD "COMPANY" MEANS, AS THE CONTEXT REQUIRES, CN AND ITS SUBSIDIARIES. CN'S COMMON SHARES ARE LISTED ON THE TORONTO AND NEW YORK STOCK EXCHANGES. EXCEPT WHERE OTHERWISE INDICATED, ALL FINANCIAL INFORMATION REFLECTED HEREIN IS EXPRESSED IN CANADIAN DOLLARS AND DETERMINED ON THE BASIS OF UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP). THE COMPANY ALSO PREPARES CONSOLIDATED FINANCIAL STATEMENTS IN ACCORDANCE WITH CANADIAN GAAP, WHICH ARE INCLUDED IN THIS DOCUMENT. THE CANADIAN GAAP FINANCIAL STATEMENTS ARE DIFFERENT IN SOME RESPECTS FROM THESE FINANCIAL STATEMENTS, PRINCIPALLY IN THE TREATMENT OF TRACK REPLACEMENT COSTS, EXPENDITURES RELATING TO IMPROVEMENTS OF BRIDGES AND OTHER STRUCTURES AND FREIGHT CARS, DERIVATIVE INSTRUMENTS, STOCK-BASED COMPENSATION AND CONVERTIBLE PREFERRED SECURITIES.

FINANCIAL RESULTS

FIRST QUARTER OF 2002 COMPARED TO FIRST QUARTER OF 2001
-------------------------------------------------------

The Company recorded consolidated net income of $230 million ($1.19 per basic share or $1.15 per diluted share) for the quarter ended March 31, 2002 compared to consolidated net income of $275 million ($1.44 per basic share or $1.39 per diluted share) in the first quarter of 2001, a decrease of $45 million
($0.25 per basic share or $0.24 per diluted share).

The Company's consolidated net income for the first quarter of 2001 included a gain of $101 million, $73 million after tax ($0.38 per basic share or $0.36 per diluted share) related to the sale of the Company's 50 percent interest in the Detroit River Tunnel Company (DRT). Excluding this gain, net income in the current quarter increased by $28 million ($0.13 per basic share or $0.12 per diluted share) from net income of $202 million ($1.06 per basic share or $1.03 per diluted share) for the same quarter last year.

Operating income was $406 million for the three months ended March 31, 2002 compared to $385 million in the first quarter of 2001, an increase of $21 million, or 5%. The operating ratio increased to 73.1% in the current quarter from 72.5% in the first quarter of 2001, a 0.6-point increase.

The Company consolidated WC effective October 9, 2001, the date it acquired control of WC. Accordingly, in the preceding discussion, the Company's results of operations for the quarter ended March 31, 2001 exclude the results of operations of WC. Hereafter, PRO FORMA refers to the consolidation of the results of operations of WC, assuming the acquisition and control of WC occurred on January 1, 2001.

Net income for the current quarter decreased by $52 million from pro forma net income of $282 million ($1.47 per basic share or $1.43 per diluted share) for the comparative 2001 period. Excluding the 2001 DRT transaction, net income for the current quarter increased by $21 million ($0.10 per basic share or $0.08 per diluted share) over the comparative pro forma net income of $209 million
($1.09 per basic share or $1.07 per diluted share). Operating income for the current quarter of $406 million decreased by $10 million when compared to pro forma operating income for the same quarter last year. The operating ratio for the current quarter increased slightly from the pro forma operating ratio of 72.9% in the first quarter of 2001.

REVENUES

Revenues for the quarter ended March 31, 2002 totaled $1,509 million compared to $1,398 million during the same period in 2001. The increase of $111 million, or 8%, was mainly attributable to the consolidation of WC revenues and to gains in automotive, forest products and petroleum and chemicals. These gains were partially offset by lower grain and fertilizer and coal revenues. Revenue ton miles remained unchanged as the

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
-------------------------------------------------------------------------------

inclusion of WC traffic was offset by significantly lower grain and fertilizer and coal volumes. Freight revenue per revenue ton mile increased by 8% as compared to the same period in 2001 mainly due to the inclusion of shorter haul WC traffic and the effect of the weaker Canadian dollar.

Revenues for the current quarter decreased by $27 million, or 2%, when compared to pro forma revenues of $1,536 million in the same 2001 period.

PETROLEUM AND CHEMICALS: Revenues for the quarter ended March 31, 2002 increased by $42 million, or 18%, over the first quarter of 2001, of which $24 million resulted from the inclusion of WC revenues. Excluding WC, growth in the quarter was driven by market share gains in the petroleum and petrochemical sectors, strong sulfur shipments to the United States and the effect of the weaker Canadian dollar. Partly offsetting these increases were lower salt volumes in line with milder winter conditions, lower offshore sulfur exports and the impact of weak paper markets on pulp and paper chemicals. The revenue per revenue ton mile increase of 3% for the quarter was mainly attributable to the inclusion of shorter haul WC traffic and the weaker Canadian dollar.

METALS AND MINERALS: Revenues for the quarter ended March 31, 2002 increased by $25 million, or 26%, over the first quarter of 2001, of which $26 million resulted from the inclusion of WC revenues. Excluding WC, market share gains in the non-ferrous segment, particularly aluminum, and increased construction materials traffic to the United States were offset by continued weakness in steel markets. Revenue per revenue ton mile declined by 9% mainly due to the inclusion of certain lower-rated WC traffic and an increase to longer haul traffic.

FOREST PRODUCTS: Revenues for the quarter ended March 31, 2002 increased by $80 million, or 33%, over the first quarter of 2001, of which $61 million resulted from the inclusion of WC revenues. Excluding WC, growth in the quarter was attributable to strong lumber and panels traffic which benefited from strong housing markets in both Canada and the United States, and the effect of the weaker Canadian dollar. These gains were partially offset by continued weakness in the pulp and paper markets. The increase in revenue per revenue ton mile of 14% was mainly due to the inclusion of shorter haul WC traffic and the effect of the weaker Canadian dollar.

COAL: Revenues for the quarter ended March 31, 2002 decreased by $8 million, or 9%, over the first quarter of 2001. The decline was mainly due to lower thermal coal shipments, impacted by milder weather conditions, and lower metallurgical coal shipments as a result of weak Canadian coal exports to offshore markets. The revenue per revenue ton mile increase of 8% was mainly due to an increase in rates tied to commodity prices and the effect of the weaker Canadian dollar.

GRAIN AND FERTILIZERS: Revenues for the quarter ended March 31, 2002 decreased by $52 million, or 16%, over the first quarter of 2001. The decline was mainly attributable to a significant deterioration in the 2001/2002 Canadian grain crop, which was only partly offset by increased U.S. exports of soybean oil and meal and stronger potash shipments from western Canada. The 6% increase in revenue per revenue ton mile was mainly due to an increase in the grain revenue cap in August 2001 and a decline in longer haul traffic.

INTERMODAL: Revenues for the quarter ended March 31, 2002 decreased by $2 million, or 1%, over the first quarter of 2001. The decline was mainly attributable to the loss of a move in the overseas segment, partly offset by continued increases in expedited train service volumes in the Canadian domestic segment. The 4% decrease in revenue per revenue ton mile was mainly attributable to the elimination of the fuel surcharge at the end of 2001 and an increase in the average length of haul.

AUTOMOTIVE: Revenues for the quarter ended March 31, 2002 increased by $24 million, or 19%, over the first quarter of 2001. The increase was attributable to strong vehicle sales in North America and the impact of the weaker Canadian dollar. The increase in revenue per revenue ton mile of 6% was mainly due to the weaker Canadian dollar partially offset by an increase in the average length of haul.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
-------------------------------------------------------------------------------

OPERATING EXPENSES

In the first quarter of 2002, total operating expenses amounted to $1,103 million compared to $1,013 million in the same quarter of 2001. The increase of $90 million, or 9%, was mainly due to the consolidation of WC operating expenses, and higher expenses for labor and fringe benefits and casualty and other. This was partially offset by lower costs for fuel, purchased services and material.

Total operating expenses in the current quarter decreased by $17 million, or 2%, from pro forma operating expenses of $1,120 million in the same quarter of 2001.

LABOR AND FRINGE BENEFITS: Labor and fringe benefit expenses increased by $83 million, or 22%, for the first quarter of 2002 when compared to the same 2001 period. The increase was mainly attributable to the inclusion of WC labor expense of $45 million, wage increases, higher benefit expenses, and the impact of the weaker Canadian dollar on U.S. denominated expenses. This was partially offset by the effects of a reduced workforce in 2002.

PURCHASED SERVICES: The costs of purchased services increased by $4 million, or 3%, for the current quarter when compared to the corresponding quarter of 2001. The increase was mainly due to the inclusion of WC purchased services expense, partially offset by lower contracted services, crew transportation and lodging expenses, and utility costs.

DEPRECIATION AND AMORTIZATION: Depreciation and amortization expense increased by $9 million, or 7%, for the quarter ended March 31, 2002 compared to the same quarter in 2001. The increase was mainly due to the inclusion of WC depreciation expense.

FUEL: The decrease in the current quarter of $31 million, or 22%, when compared to the first quarter of 2001, was primarily due to a decrease in the average price of fuel and higher productivity, partially offset by the inclusion of WC fuel expense.

EQUIPMENT RENTS: These expenses increased by $11 million, or 14%, in the current quarter when compared to the same period in 2001. The increase resulted from the inclusion of WC equipment rents, higher expenses for private car mileage payments and lower net car hire income.

MATERIAL: For the quarter ended March 31, 2002, material costs decreased by $2 million, or 3%, from the comparable 2001 period. The decrease was mainly due to lower locomotive and car maintenance costs that were largely offset by the inclusion of WC material costs.

OPERATING TAXES: Operating taxes decreased by $3 million, or 7%, during the first quarter of 2002 when compared to the corresponding period in 2001, mainly due to prior years' provincial sales and capital tax recoveries in 2002, partially offset by the inclusion of WC operating taxes.

CASUALTY AND OTHER: These expenses increased by $19 million, or 43%, in the current quarter when compared to first quarter 2001. The increase was mainly due to higher costs for casualty and legal claims, including occupational related claims, higher expenses for damaged equipment and merchandise claims and the inclusion of WC casualty and other expense. Lower bad debt expenses in 2002 partially offset the increase.

OTHER

INTEREST EXPENSE: The increase in interest costs of $16 million for the current quarter versus the equivalent 2001 period was mainly due to the financing related to the acquisition of WC and the consolidation of WC interest expense.

OTHER INCOME: Excluding the 2001 gain of $101 million related to the sale of the Company's 50 percent interest in DRT, other income for the first quarter of 2002 increased to $38 million from $11 million for the same period last year. The increase was mainly due to the inclusion of $15 million of WC other income, of which $11 million consisted of WC's equity in earnings of English Welsh and Scottish Railway (EWS). Also contributing to the

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
-------------------------------------------------------------------------------

increase were higher gains on disposal of surplus properties.

INCOME TAX EXPENSE: The Company recorded an income tax expense of $118 million for the current quarter and $142 million for the corresponding period in 2001. The effective tax rate for the quarter ended March 31, 2002 was 33.9%. For the comparative period, the effective tax rate of 34.1% included the income tax effect on the gain related to the DRT transaction. Excluding the DRT transaction, the effective tax rate for the comparative 2001 period was 36.1%. The decrease in the effective tax rate reflected the impact of lower Canadian corporate tax rates.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
-------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal source of liquidity is cash generated from operations. The Company also has the ability to fund liquidity requirements through its revolving credit facilities, the issuance of debt and/or equity, and the sale of a portion of its accounts receivable through the Accounts receivable securitization program. In addition, from time to time, the Company's liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets.

OPERATING ACTIVITIES: Cash provided from operating activities was $282 million for the three months ended March 31, 2002 compared to $105 million for the same period in 2001. Net income, excluding non-cash items, generated cash of $443 million in the current quarter, compared to $395 million in the corresponding 2001 quarter. Cash generated in the current quarter was partially consumed by payments with respect to workforce reductions and income taxes of $47 million and $38 million, respectively, $49 million and $32 million, respectively, for the comparative period in 2001. Payments for casualty and legal claims, including amounts paid for workers' compensation amounted to $41 million for the current quarter and $43 million for the respective
2001 period.

INVESTING ACTIVITIES: Cash used by investing activities in the quarter ended March 31, 2002 amounted to $48 million compared to $28 million in the same quarter of 2001. In the current quarter, the Company sold its investment in Tranz Rail Holdings Limited for net proceeds of $68 million. The first quarter of 2001 included proceeds of $107 million from the sale of DRT. Net capital expenditures amounted to $120 million for the three months ended March 31, 2002, a decrease of $9 million from the same quarter in 2001. Capital expenditures included expenditures for roadway renewal, rolling stock, and other capacity and productivity improvements.

The Company anticipates that capital expenditures for 2002 will remain at approximately the same level as 2001. This will include funds required for ongoing renewal of the basic plant and other acquisitions and investments required to improve the Company's operating efficiency and customer service.

DIVIDENDS: The Company paid a quarterly dividend of $0.215 per share amounting to $42 million for the current quarter compared to $0.195 per share for a total of $38 million for the same period in 2001.

FREE CASH FLOW
The Company generated $192 million of free cash flow (defined as cash flow from operating activities less capital expenditures, other investing activities and dividends paid) for the three months ended March 31, 2002 compared to $39 million for the same 2001 period.

FINANCING ACTIVITIES: Cash used by financing activities totaled $194 million for the quarter ended March 31, 2002 compared to $14 million for the same period in 2001. The Company's issuances and repayments of long-term debt relate principally to the Company's commercial paper and revolving credit facilities.

The Company has access to various financing arrangements:

REVOLVING CREDIT FACILITIES
The Company has U.S.$1,000 million revolving credit facilities that expire in March 2003. The credit facility agreements contain customary financial covenants with which the Company has been in full compliance since the inception of the agreements. At March 31, 2002, the Company had entirely repaid its borrowings of U.S.$172 million (Cdn$273 million) outstanding at December 31, 2001. At
March 31, 2002, letters of credit under the revolving credit facilities amounted to $155 million.

COMMERCIAL PAPER
The Company has a commercial paper program which is backed by a portion of its revolving credit facilities, that enables it to issue commercial paper up to a maximum aggregate principal amount of $600 million, or the U.S. dollar equivalent. The revolving credit facilities will mature within the next twelve months and while the Company's intent is to renew the existing revolving credit facilities, the refinancing has not been renegotiated and, as such,

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
-------------------------------------------------------------------------------

the outstanding balance of U.S.$256 million (Cdn$408 million) of commercial paper has been included in the current portion of long-term debt at March 31, 2002.

SHELF REGISTRATION STATEMENT
At March 31, 2002, the Company had U.S.$400 million remaining for issuance under its currently effective shelf registration statement.

ACCOUNTS RECEIVABLE SECURITIZATION PROGRAM
The sale of a portion of the Company's accounts receivable is conducted under a securitization program, which has a $350 million maximum limit and will expire in June 2003. The program is subject to customary credit rating and reporting requirements. In the event the program is terminated before its scheduled maturity, the Company expects to have sufficient liquidity remaining in its current and future revolving credit facilities to meet future obligations and anticipated capital expenditures. Upon expiration, the Company's intent is to renew the program. At March 31, 2002, pursuant to the agreement, $168 million and U.S.$113 million (Cdn$179 million) had been sold on a limited recourse basis reflecting no change in the level of accounts receivable sold since December 31, 2001.

The Company's access to current and alternate sources of financing at competitive costs is dependent on its credit rating. The Company is currently not aware of any adverse trend, event or condition that would affect the Company's current credit standing.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
-------------------------------------------------------------------------------

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

In the normal course of business, the Company incurs contractual obligations and commercial commitments. The following tables set forth material obligations and commitments as of March 31, 2002:

CONTRACTUAL OBLIGATIONS
(IN MILLIONS)


CONTRACT TYPE                           TOTAL          2002     2003-2004     2005-2006        2007 &
                                                                                             THEREAFTER
-------------------------------------------------------------------------------------------------------
Long-term debt                          $4,833         $ 32      $1,337         $587          $2,877
Capital leases                             893          105         174           85             529
Operating leases (a)                     1,307          168         400          298             441
-------------------------------------------------------------------------------------------------------
TOTAL OBLIGATIONS                       $7,033         $305      $1,911         $970          $3,847
=======================================================================================================


COMMERCIAL COMMITMENTS
(IN MILLIONS)


COMMITMENT TYPE                         TOTAL          2002     2003-2004     2005-2006        2007 &
                                                                                             THEREAFTER
-------------------------------------------------------------------------------------------------------
Standby letters of credit (b)           $380           $317      $ 62           $  1           $  -
Other commercial commitments (c)         242             37       205              -              -
-------------------------------------------------------------------------------------------------------
TOTAL COMMITMENTS                       $622           $354      $267           $  1           $  -
=======================================================================================================

(a) The Company has guaranteed the residual values of $77 million of equipment with lease terms expiring in the years 2004 through 2012. As at March 31, 2002, the Company does not expect to make any payments pertaining to the guarantees of these leases.

(b) Consists mainly of letters of credit issued in favor of the various provincial Workers' Compensation Boards.

(c)  Includes commitments for railroad ties, rail, freight cars and locomotives.


For 2002 and the foreseeable future, the Company expects cash from operations and from its various sources of financing to be sufficient to meet its future obligations and fund anticipated capital expenditures.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
-------------------------------------------------------------------------------

ACQUISITION OF WISCONSIN CENTRAL TRANSPORTATION CORPORATION

On October 9, 2001, the Company completed its acquisition of WC for an acquisition cost of $1,297 million (U.S.$831 million) and began a phased integration of the companies' operations.

The merger involves the integration of two previously independent businesses to provide shippers enhanced rail services over a coordinated network. There can be no assurance that there will be realization of rail service and other efficiencies or synergies that are expected to be derived from the merger.

The Company accounted for the merger using the purchase method of accounting as required by the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 141 "Business Combinations." As such, the Company's consolidated financial statements include the assets, liabilities and results of operations of WC as of October 9, 2001, the date of acquisition. The impact of the results of the final valuation of WC's assets and liabilities are not expected to have a material impact on the results of operations.

CRITICAL ACCOUNTING POLICIES, BUSINESS RISKS AND OTHER MATTERS

Management's discussion and analysis of the Company's financial condition and results of operations is based on the same accounting policies as those used in preparing the Company's 2001 Annual Consolidated Financial Statements. As such, this document should be read in conjunction with Note 1 "Summary of significant accounting policies" of the Company's 2001 Annual Consolidated Financial Statements.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to litigation, environmental liabilities, casualty claims, depreciation lives, income tax liabilities, and pension and other post-retirement benefits, based upon currently available information. Actual results could differ from these estimates.

LEGAL ACTIONS

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational related claims, damage to property and environmental matters. The Company maintains, and regularly updates on a case-by-case basis, casualty provisions for such items when the expected loss is both probable and can be reasonably estimated. Although the Company considers such provisions to be adequate for these matters, the final outcome with respect to actions outstanding or pending at March 31, 2002, or future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year.

Work-related injuries to employees, including occupational related claims, are a significant expense for the railroad industry in the United States. Employees of the Company in the United States are compensated according to the provisions of the Federal Employers' Liability Act (FELA). Consistent with the case-by-case approach, the Company does not accrue a provision for unasserted occupational related claims as they are not reasonably estimable. In view of the Company's increasing expansion in the United States, and the increase in the number of occupational claims over the past several years, the Company will work with an independent actuarial firm over the next few months and consider the results of an actuarial based approach to evaluate the sufficiency of its provision for all occupational related claims in the United

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
-------------------------------------------------------------------------------

States. Any change in the estimated liability would be accounted for as a change in accounting estimate and recorded in the results of operations.

As at March 31, 2002, the Company had aggregate reserves for legal matters of $271 million ($277 million at December 31, 2001), of which approximately
$151 million was for work-related injuries to employees, including occupational related claims.

ENVIRONMENTAL MATTERS

REGULATORY COMPLIANCE
The Company's operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in the railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements.

Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed.

KNOWN EXISTING ENVIRONMENTAL CONCERNS
The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company's share of the costs and evolving regulatory standards governing environmental liability. As a result, liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

UNKNOWN EXISTING ENVIRONMENTAL CONCERNS
While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company's ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and costs cannot be reasonably estimated and as such, costs related to future remediation will be accrued in the year they become known.

FUTURE OCCURRENCES
In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

As at March 31, 2002, the Company had aggregate accruals for environmental costs of $110 million ($112 million at December 31, 2001). The Company has not included any reduction in costs for anticipated recovery from insurance.

There can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year, or that the Company's liquidity will not be adversely impacted by such environmental liabilities or costs.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
-------------------------------------------------------------------------------

PROPERTIES

The Company follows the group method of depreciation and, as such, depreciates the cost of properties, net of asset impairment write-downs, on a straight-line basis over the estimated useful life of each asset class. Assessing the reasonableness of the estimated useful lives of properties requires judgment and is based upon currently available information, including comprehensive depreciation studies that incorporate assumptions of remaining useful lives. A revision to the estimated useful lives of properties is considered a change in accounting estimate and, as a result, depreciation rates would be changed on a prospective basis. A significant change in depreciable lives could result in a material change to depreciation expense.

PENSION AND OTHER POST-RETIREMENT BENEFITS

The Company accounts for pension and other post-retirement benefits as required by SFAS No. 87, "Employers' Accounting for Pensions" and SFAS No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions", respectively. Under these accounting standards, assumptions are made regarding the valuation of benefit obligations and performance of plan assets. Delayed recognition of differences between actual results and those assumed is a guiding principle of these standards. This approach allows for a smooth recognition of changes in benefit obligations and plan performance over the working lives of the employees who benefit from the plans.

An actuarial valuation is conducted to account for pension and other post-retirement benefits which uses management assumptions for the discount rate, the expected return on plan assets, the rate of compensation increase, the health care cost trend and the period of amortization for gains/losses. A change in any one of these assumptions could have a significant impact on the pension and post-retirement benefit expense recorded under SFAS No. 87 and SFAS No. 106, respectively.

FINANCIAL INSTRUMENTS

Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company's results are affected by fluctuations in the exchange rate between these currencies. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company's revenues.

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. However, the credit standing of counterparties is regularly monitored.

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance.

For the quarters ended March 31, 2002 and 2001, the Company realized a $9 million loss and a $2 million gain, respectively, from its fuel hedging activities. Hedging positions and credit standings of counterparties are monitored, and losses due to counterparty non-performance are not anticipated. At March 31, 2002, the Company hedged approximately 46% of the estimated 2002 fuel consumption, 34% of the estimated 2003 fuel consumption and 2% of the estimated 2004 fuel consumption. This represented approximately 306 million U.S. gallons at an average price of U.S.$0.607 per U.S. gallon. Other comprehensive income for the quarters ended March 31, 2002 and 2001, included an unrealized gain of $51 million, $34 million after tax, and an unrealized loss of $7 million, $4 million after tax, respectively, resulting from the Company's fuel hedging activities. At March 31, 2002, Accumulated other comprehensive income included an unrealized holding gain of $13

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
-------------------------------------------------------------------------------

million, $9 million after tax, ($38 million unrealized holding loss, $25 million after tax at December 31, 2001) of which $8 million relates to derivative instruments that will mature within the next twelve months. In the comparative quarter, Accumulated other comprehensive income included an unrealized holding loss of $7 million, $4 million after tax.

COMPETITION

The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance trucking companies and, in certain markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers' equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company's volumes, revenues and profit margins.

To a greater degree than other rail carriers, the Company's subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river. In recent years, there has been significant consolidation of rail systems in the United States. The resulting larger rail systems are able to offer seamless services in larger market areas and effectively compete with the Company in certain markets. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company's competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

LABOR NEGOTIATIONS

Labor agreements with all Canadian unions expired on December 31, 2000. By
April 2002, the Company had achieved ratified settlements with bargaining units representing 98% of the Company's Canadian unionized workforce. These agreements are generally for a three-year period effective until December 31, 2003.

The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. For several years now, Grand Trunk Western (GTW), Duluth Winnipeg and Pacific (DWP), ICRR and CCP Holdings, Inc.
(CCP) have bargained on a local basis rather than holding national, industry wide negotiations. Local negotiations result in settlements that better address both the employees' concerns and preferences and the railways' actual operating environment. There are risks associated with negotiating locally. Presidents and Congress have demonstrated that they will step in to avoid national strikes, while a local dispute may not generate federal intervention, making an extended work stoppage more likely. The Company's management believes the potential mutual benefits of local bargaining outweigh the risks.

As of April 2002, the Company had in place agreements with bargaining units representing approximately 60% of the unionized workforce at ICRR, 45% at GTW and DWP, 60% at CCP and 100% at WC. These agreements have various durations, ranging from the end of 2001 to the end of

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
-------------------------------------------------------------------------------

2005. Several of these agreements will reopen in 2002.

Negotiations are ongoing with the bargaining units with which the Company has not yet achieved new settlements. Until new agreements are reached or until settlements are ratified, the terms and conditions of previous agreements continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations.

REGULATION

The Company's rail operations in Canada are subject to regulation as to (i) rate setting and network rationalization by the Canadian Transportation Agency (the Agency), under the Canada Transportation Act (Canada) (the CTA), and (ii) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company's U.S. rail operations are subject to regulation by the Surface Transportation Board (STB) (the successor to the Interstate Commerce Commission) and the Federal Railroad Administration. In addition, the Company is subject to a variety of health, safety, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, issued its report to the Minister of Transport at the end of June 2001. It was released to the public on July 18, 2001 and contains numerous recommendations for legislative changes which, if adopted, would affect all modes of transportation, including rail. No assurance can be given that any decision by the federal government pursuant to the report's recommendations will not materially adversely affect the Company's financial position or results of operations.

BUSINESS PROSPECTS AND OTHER RISKS

In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in the demand for them. However, many of the bulk commodities the Company transports move offshore and are impacted more by global economic conditions than North American economic cycles. The Company's results of operations can be expected to reflect this cyclicality because of the significant fixed costs inherent in railroad operations.

The Company's revenues are affected by prevailing economic conditions. In 2001, widespread recessionary conditions in the economy affected the Company's revenues across a number of markets. Following a significant reduction in interest rates and a major depletion in inventories, there are encouraging signs that economic prospects will improve in 2002, particularly in North America. The Company will continue to leverage its strong focus on customer needs and quality service to grow the business. However, given the uncertainty surrounding crop yields in the current year and the unsettled situation prevailing in international oil markets, the Company remains cautious about business prospects in 2002.

Should an economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be affected.

In addition to the inherent risks of the business cycle, the Company is occasionally susceptible to severe weather conditions. For example, in the first quarter of 1998, a severe ice storm hit eastern Canada, which disrupted operations and service for the railroad as well as for CN customers.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
-------------------------------------------------------------------------------

INFLATION

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

FORWARD-LOOKING INFORMATION

Certain information included in this report may be "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the factors set forth in this section as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (CANADIAN GAAP)
-------------------------------------------------------------------------------
(IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                    THREE MONTHS ENDED
                                                                          MARCH 31
                                                                  ---------------------
                                                                    2002           2001
---------------------------------------------------------------------------------------
                                                                         (UNAUDITED)
Revenues                                                           1,509        $ 1,398

Operating expenses                                                 1,137          1,036
---------------------------------------------------------------------------------------

Operating income                                                     372            362

Interest expense                                                     (91)           (75)

Other income (Note 4)                                                 38            110
---------------------------------------------------------------------------------------

Income before income taxes                                           319            397

Income tax expense                                                  (108)          (126)
---------------------------------------------------------------------------------------

NET INCOME (NOTE 8)                                               $  211        $   271
=======================================================================================

EARNINGS PER SHARE (NOTE 8)

   Basic                                                          $ 1.08        $  1.40
   Diluted                                                        $ 1.04        $  1.36

WEIGHTED-AVERAGE NUMBER OF SHARES

   Basic                                                           193.2          191.3
   Diluted                                                         203.0          199.9
=======================================================================================

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF OPERATING INCOME (CANADIAN GAAP)
-------------------------------------------------------------------------------
(IN MILLIONS)

                                                     THREE MONTHS ENDED MARCH 31
                                                 -----------------------------------
                                                                           Variance
                                                   2002          2001    Fav (Unfav)
------------------------------------------------------------------------------------
                                                       (UNAUDITED)
REVENUES

Petroleum and chemicals                          $  273        $  231         18%
Metals and minerals                                 122            97         26%
Forest products                                     325           245         33%
Coal                                                 77            85         (9%)
Grain and fertilizers                               269           321        (16%)
Intermodal                                          235           237         (1%)
Automotive                                          151           127         19%
Other items                                          57            55          4%
---------------------------------------------------------------------
                                                  1,509         1,398          8%
OPERATING EXPENSES

Labor and fringe benefits                           488           409        (19%)
Purchased services                                  144           137         (5%)
Depreciation and amortization                       121           108        (12%)
Fuel                                                112           143         22%
Equipment rents                                      87            76        (14%)
Material                                             70            75          7%
Operating taxes                                      41            44          7%
Casualty and other                                   74            44        (68%)
---------------------------------------------------------------------
                                                  1,137         1,036        (10%)
---------------------------------------------------------------------

OPERATING INCOME                                 $  372        $  362          3%
=================================================================================

OPERATING RATIO                                    75.3%         74.1%       (1.2)
=================================================================================

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET  (CANADIAN GAAP)
-------------------------------------------------------------------------------
(IN MILLIONS)

                                                              MARCH 31      December 31         March 31
                                                                  2002             2001             2001
--------------------------------------------------------------------------------------------------------
                                                           (UNAUDITED)                       (UNAUDITED)

ASSETS

CURRENT ASSETS:
     Cash and cash equivalents                                $     51         $     53         $     40
     Accounts receivable (Note 5)                                  699              645              736
     Material and supplies                                         156              133              137
     Deferred income taxes                                         153              153              116
     Other                                                         171              180              151
--------------------------------------------------------------------------------------------------------
                                                                 1,230            1,164            1,180

Properties                                                      16,720           16,723           13,964
Other assets and deferred charges (Note 3)                         838              901              440
--------------------------------------------------------------------------------------------------------

TOTAL ASSETS                                                  $ 18,788         $ 18,788         $ 15,584
========================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
     Accounts payable and accrued charges                     $  1,362         $  1,374         $  1,257
     Current portion of long-term debt (Note 5)                    558              163              458
     Other                                                          99              101               88
--------------------------------------------------------------------------------------------------------
                                                                 2,019            1,638            1,803

Deferred income taxes                                            3,796            3,729            2,677
Other liabilities and deferred credits                           1,234            1,296            1,113
Long-term debt (Note 5)                                          5,168            5,764            4,034

SHAREHOLDERS' EQUITY:
     Common shares                                               3,240            3,209            3,154
     Convertible preferred securities                              327              327              327
     Contributed surplus                                           178              178              178
     Currency translation                                          146              133              119
     Retained earnings                                           2,680            2,514            2,179
--------------------------------------------------------------------------------------------------------
                                                                 6,571            6,361            5,957
--------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                    $ 18,788         $ 18,788         $ 15,584
========================================================================================================

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (CANADIAN GAAP)
-------------------------------------------------------------------------------
(IN MILLIONS)

                                                                  THREE MONTHS ENDED
                                                                       MARCH 31
                                                              -------------------------
                                                                 2002             2001
---------------------------------------------------------------------------------------
                                                                     (UNAUDITED)
COMMON SHARES(1)

Balance, beginning of period                                  $  3,209         $  3,124

  Stock options exercised                                           31               30
---------------------------------------------------------------------------------------
Balance, end of period                                        $  3,240         $  3,154
=======================================================================================

CONVERTIBLE PREFERRED SECURITIES(2)
---------------------------------------------------------------------------------------
Balance, beginning and end of period                          $    327         $    327
=======================================================================================

CONTRIBUTED SURPLUS
---------------------------------------------------------------------------------------
Balance, beginning and end of period                          $    178         $    178
=======================================================================================

CURRENCY TRANSLATION
---------------------------------------------------------------------------------------
Balance, end of period                                        $    146         $    119
=======================================================================================

RETAINED EARNINGS

Balance, beginning of period                                  $  2,514         $  1,949

  Net income                                                       211              271
  Dividends                                                        (45)             (41)
---------------------------------------------------------------------------------------
Balance, end of period                                        $  2,680         $  2,179
=======================================================================================

See accompanying notes to consolidated financial statements.

(1) DURING THE FIRST QUARTER OF 2002, THE COMPANY ISSUED 0.8 MILLION SHARES AS A RESULT OF STOCK OPTIONS EXERCISED. AT MARCH 31, 2002, THE COMPANY HAD
     193.5 MILLION COMMON SHARES OUTSTANDING.

(2) AT MARCH 31, 2002, THE COMPANY HAD 4.6 MILLION CONVERTIBLE PREFERRED SECURITIES OUTSTANDING.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (CANADIAN GAAP)
-------------------------------------------------------------------------------
(IN MILLIONS)

                                                                   THREE MONTHS ENDED
                                                                        MARCH 31
                                                               -------------------------
                                                                 2002               2001
----------------------------------------------------------------------------------------
                                                                      (UNAUDITED)
OPERATING ACTIVITIES

Net income                                                     $  211             $  271
Non-cash items in income:
     Depreciation and amortization                                122                110
     Deferred income taxes                                         61                 71
     Gain on sale of investment (Note 4)                            -               (101)
Changes in:
     Accounts receivable (Note 5)                                 (56)                (2)
     Material and supplies                                        (23)               (25)
     Accounts payable and accrued charges                         (16)              (150)
     Other net current assets and liabilities                       -                  7
Payments for workforce reductions                                 (47)               (49)
Other                                                             (27)               (70)
----------------------------------------------------------------------------------------
Cash provided from operating activities                           225                 62
----------------------------------------------------------------------------------------

INVESTING ACTIVITIES

Net additions to properties                                       (71)               (87)
Other, net                                                         80                108
----------------------------------------------------------------------------------------
Cash provided from investing activities                             9                 21
----------------------------------------------------------------------------------------

Dividends paid                                                    (42)               (48)

FINANCING ACTIVITIES

Issuance of long-term debt                                        855                268
Reduction of long-term debt                                    (1,078)              (312)
Issuance of common shares                                          29                 30
----------------------------------------------------------------------------------------
Cash used by financing activities                                (194)               (14)
----------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS               (2)                21

Cash and cash equivalents, beginning of period                     53                 19
----------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                       $   51             $   40
========================================================================================

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CANADIAN GAAP)
-------------------------------------------------------------------------------

NOTE 1 - BASIS OF PRESENTATION

In management's opinion, the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company's (the Company) financial position as at March 31, 2002, December 31 and March 31, 2001, its results of operations, changes in shareholders' equity and cash flows for the three months ended March 31, 2002 and 2001.

These consolidated financial statements and notes have been prepared using accounting policies consistent with those used in preparing the Company's 2001 Annual Consolidated Financial Statements except for Stock-based compensation as explained in Note 2. While management believes that the disclosures presented are adequate to make the information not misleading, these consolidated financial statements and notes should be read in conjunction with the Company's Annual Consolidated Financial Statements.

NOTE 2 - ACCOUNTING CHANGES

The Company has made certain changes in accounting policies to conform to new accounting standards.

STOCK-BASED COMPENSATION
Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments." The new recommendations require the use of a fair value based approach of accounting for all non-employee and certain employee stock-based awards, such as direct awards of stock, awards that call for settlement in cash or other assets, or stock appreciation rights that call for settlement through the issuance of equity instruments. For all other employee stock-based awards, such as stock option awards, the recommendations encourage but do not require that the fair value based approach be used, though require additional disclosure including pro forma net income and earnings per share, as if the fair value based accounting method had been used to account for these awards.

The Company has elected to prospectively apply the intrinsic value based method of accounting to its awards of conventional and performance-based employee stock options granted on or after January 1, 2002. These options are granted at an exercise price equal to the market value of the common shares at the date of granting and, as such, compensation cost is not recognized for conventional-based options since both the number of shares to which an individual is entitled and the exercise price are known at the date of granting. Compensation cost attributable to performance-based employee stock option awards, granted on or after January 1, 2002, is measured at intrinsic value and recognized over the vesting period. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost. For the first quarter of 2002, no compensation expense was recognized as no performance-based employee stock option awards were granted. In prior periods, the Company did not record compensation cost related to employee stock options grants and, any consideration paid by employees on the exercise of stock options was recorded as share capital.

In accordance with the new recommendations, the Company accounts for its direct awards of stock to employees, which are issued through the mid-term incentive share unit plan, using the fair value based approach to awards granted on or after January 1, 2002. The mid-term incentive share unit plan, entitles employees to receive payout of a combination of common stock of the Company (equity settled portion), as to 50 percent, and cash value (cash settled portion), as to the remaining 50 percent.

The new recommendations will not be applied to the equity settled portion of this award granted prior to January 1, 2002 since the new recommendations require prospective application for such awards.

Compensation cost for the cash settled portion of this award is measured at fair value, which in all respects is equivalent to intrinsic value since the compensation cost stemming from the award must be finally measured at intrinsic value, and is recognized over the vesting period. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost. The new recommendations require retroactive application, without restatement, of the Company's grants outstanding at January 1, 2002 that call for settlement in cash. Had the new recommendations been retroactively applied to the cash settled portion, there would have been no impact on prior periods' financial statements, since no compensation expense was, or would have been recognized for prior periods, due to the nature of the vesting conditions.

During the first quarter of 2002, the Company granted 3.2 million of conventional options and, 0.8 million of previously issued stock options were exercised.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CANADIAN GAAP)
-------------------------------------------------------------------------------

Had compensation cost been determined as if the fair value based accounting approach had been used for all awards granted in the first quarter of 2002, the Company's pro forma net income and earnings per share would have been as follows:

                                    Three months ended
                                      March 31, 2002
   --------------------------------------------------------
   --------------------------------------------------------
   Net income (IN MILLIONS)              $  208
   Basic earnings per share              $ 1.06
   Diluted earnings per share            $ 1.02
   ========================================================


As permitted by the new recommendations, these pro forma amounts exclude the effect of awards granted prior to January 1, 2002 and include the calculation of compensation expense using the Black-Scholes option-pricing model with the following assumptions:

                                    Three months ended
                                      March 31, 2002
   --------------------------------------------------------
   --------------------------------------------------------
   Expected option life (years)             7.0
   Risk-free interest rate                 5.79%
   Expected stock price volatility           30%
   Average dividend per share            $ 0.86
   ========================================================

                                    Three months ended
                                      March 31, 2002
   --------------------------------------------------------
   Weighted average fair value
      of options granted                 $ 30.98
   ========================================================

FOREIGN EXCHANGE
In 2001, the Company early adopted the CICA amended recommendations of
Section 1650 "Foreign Currency Translation." As required by the amended section, the Company has restated all financial data for 2001.

NOTE 3 - ACQUISITION OF WISCONSIN CENTRAL TRANSPORTATION CORPORATION

Wisconsin Central Transportation Corporation (WC) was consolidated effective October 9, 2001, the date the Company acquired control of WC. Accordingly, the Company's results of operations for the quarter ended March 31, 2001 exclude the results of operations of WC. For comparative purposes only, if the Company had acquired WC on January 1, 2001, based on the historical amounts reported by WC, net of the amortization of the difference between the Company's cost to acquire WC and the net assets of WC (based on the fair values of WC's properties and equipment, and estimates of their remaining useful lives, as well as estimates of the fair values of other WC assets and liabilities), revenues, net income, basic and diluted earnings per share would have been $1,536 million, $277 million, $1.43 per basic share and $1.39 per diluted share, respectively, for the three months ended March 31, 2001. The pro forma figures do not reflect synergies, and accordingly, do not account for any potential increases in operating income, any estimated cost savings or facilities consolidation.

In the first quarter of 2002, the Company sold its investment in Tranz Rail Holdings Limited (Tranz Rail), for net proceeds of $68 million. The Company had acquired Tranz Rail, a company which operates a 2,400-route mile freight and passenger rail business in New Zealand, through its acquisition of WC, and had accounted for it as "available for sale." The difference between the carrying amount of the investment and the proceeds from sale was not significant.

NOTE 4 - OTHER INCOME

In the first quarter of 2001, the Company completed the sale of its 50 percent interest in the Detroit River Tunnel Company (DRT) and recorded a gain of $101 million, $82 million after tax. The DRT is a 1.6-mile rail-only tunnel crossing the Canada-U.S. border between Detroit and Windsor, Ontario.

NOTE 5 - FINANCING ACTIVITIES

REVOLVING CREDIT FACILITIES
The Company has U.S.$1,000 million revolving credit facilities that expire in March 2003. The credit facility agreements contain customary financial covenants with which the Company has been in full compliance since the inception of the agreements. At March 31, 2002, the Company had entirely repaid its borrowings of U.S.$172 million (Cdn$273 million) outstanding at December 31, 2001.

COMMERCIAL PAPER
The Company has a commercial paper program which is backed by a portion of its revolving credit facilities, that enables it to issue commercial paper up to a maximum aggregate principal amount of $600 million, or the U.S. dollar equivalent. The revolving credit facilities will mature within the next twelve months and while the Company's intent is to renew the existing revolving credit facilities, the refinancing has not been renegotiated and, as such, the outstanding balance of U.S.$256 million (Cdn$408 million) of commercial paper has been included in the current portion of long-term debt at March 31, 2002.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CANADIAN GAAP)
-------------------------------------------------------------------------------

ACCOUNTS RECEIVABLE SECURITIZATION
The Company has a revolving agreement to sell eligible freight trade receivables up to a maximum of $350 million of receivables outstanding at any point in time, expiring in June 2003. At March 31, 2002, pursuant to the agreement, $168 million and U.S.$113 million (Cdn$179 million) had been sold on a limited recourse basis reflecting no change in the level of accounts receivable sold since December 31, 2001.

NOTE 6 - DERIVATIVE INSTRUMENTS

The Company uses derivative instruments to hedge a portion of its fuel requirement. As a result of its fuel hedging activities, the Company had an unrealized holding gain of $13 million at March 31, 2002 (unrealized holding losses of $38 million and $7 million at December 31 and March 31, 2001, respectively).

NOTE 7 - COMMITMENTS

At March 31, 2002, the Company had commitments to acquire railroad ties, rail, freight cars and locomotives at an aggregate cost of $242 million ($52 million at December 31, 2001).

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CANADIAN GAAP)
-------------------------------------------------------------------------------

NOTE 8 - NET INCOME AND EARNINGS PER SHARE

In addition to the consolidation of the WC results of operations for the quarter ended March 31, 2002 as explained in Note 3, the comparability of the results of operations for the quarters ended March 31, 2002 and 2001 is also impacted by an item included in net income for the quarter ended March 31, 2001 as outlined below:

                                                                 THREE MONTHS ENDED
                                                                      MARCH 31
                                                                ---------------------
                                                                 2002           2001
-------------------------------------------------------------------------------------
(IN MILLIONS)                                                        (UNAUDITED)

Income before income taxes, excluding undernoted item           $  319         $  296
Income tax expense                                                (108)          (107)
-------------------------------------------------------------------------------------
Adjusted net income                                                211            189

Undernoted item, net of tax:
    Gain on sale of Detroit River Tunnel Company                     -             82
-------------------------------------------------------------------------------------

Net income                                                      $  211         $  271
=====================================================================================

The following table provides a reconciliation between basic and diluted earnings per share:

                                                                 THREE MONTHS ENDED
                                                                      MARCH 31
                                                                ---------------------
                                                                 2002           2001
-------------------------------------------------------------------------------------
(IN MILLIONS, EXCEPT PER SHARE DATA)                                 (UNAUDITED)

Net income                                                      $  211         $  271
Dividends on convertible preferred securities                       (3)            (3)
-------------------------------------------------------------------------------------
Income used for basic earnings per share                        $  208         $  268

Weighted-average shares outstanding                              193.2          191.3
Effect of dilutive securities and stock options                    9.8            8.6
-------------------------------------------------------------------------------------
Weighted-average diluted shares outstanding                      203.0          199.9

Basic earnings per share                                        $ 1.08         $ 1.40
Diluted earnings per share                                      $ 1.04         $ 1.36
=====================================================================================

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (CANADIAN GAAP)
-------------------------------------------------------------------------------

                                                                        THREE MONTHS ENDED
                                                                             MARCH 31
                                                                      --------------------
                                                                        2002          2001(1)
------------------------------------------------------------------------------------------
                                                                            (UNAUDITED)
RAIL OPERATIONS

Freight revenues ($ millions)                                          1,452         1,343
Gross ton miles (millions)                                            75,155        74,378
Revenue ton miles (RTM) (millions)                                    39,289        39,254
Route miles (includes Canada and the U.S.)                            17,896        15,510
Operating expenses per RTM (cents)                                      2.89          2.64
Freight revenue per RTM (cents)                                         3.70          3.42
Carloads (thousands)                                                     999           952
Freight revenue per carload ($)                                        1,453         1,411
Diesel fuel consumed (Liters in millions)                                363           354
Average fuel price ($/Liter)                                            0.30          0.38
Revenue ton miles per liter of fuel consumed                             108           111
Gross ton miles per liter of fuel consumed                               207           210
Diesel fuel consumed (U.S. gallons in millions)                           96            93
Average fuel price ($/U.S. gallon)                                      1.14          1.42
Revenue ton miles per U.S. gallon of fuel consumed                       409           422
Gross ton miles per U.S. gallon of fuel consumed                         783           800
Locomotive bad order ratio (%)(2)                                        7.0           7.9
Freight car bad order ratio (%)                                          6.2           6.5
------------------------------------------------------------------------------------------

PRODUCTIVITY

Operating ratio (%)                                                     75.3          74.1
Freight revenue per route mile ($ thousands)                              81            87
Revenue ton miles per route mile (thousands)                           2,195         2,531
Freight revenue per average number of employees ($ thousands)             65            63
Revenue ton miles per average number of employees (thousands)          1,746         1,850
------------------------------------------------------------------------------------------

EMPLOYEES

Number at end of period                                               22,587        21,009
Average number during period                                          22,501        21,222
Labor and fringe benefits expense per RTM (cents)                       1.24          1.04
Injury frequency rate per 200,000 person hours                           3.4           4.5
Accident rate per million train miles                                    2.1           1.7
------------------------------------------------------------------------------------------

FINANCIAL

Debt to total capitalization ratio (% at end of period)                 46.6          43.0
Return on assets (% at end of period)                                    1.4           2.0
==========================================================================================

(1) 2001 DATA EXCLUDE WC WHICH WAS ACQUIRED AND CONSOLIDATED EFFECTIVE OCTOBER 9, 2001.
(2) IN 2002, THE COMPANY EXPANDED ITS MEASURE OF BAD ORDER LOCOMOTIVES TO INCLUDE ALL THOSE NOT AVAILABLE FOR SERVICE, INCLUDING ON-LINE FAILURES. THE 2001 FIGURE HAS BEEN RESTATED ACCORDINGLY.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (CANADIAN GAAP)
-------------------------------------------------------------------------------

                                                          THREE MONTHS ENDED MARCH 31
                                                        ----------------------------------
                                                                                 Variance
                                                        2002         2001(1)   Fav (Unfav)
-------------------------------------------------------------------------------------------
                                                           (UNAUDITED)
REVENUE TON MILES (MILLIONS)

Petroleum and chemicals                                7,327        6,373           15%
Metals and minerals                                    3,280        2,358           39%
Forest products                                        8,122        6,985           16%
Coal                                                   3,305        3,936          (16%)
Grain and fertilizers                                  9,831       12,459          (21%)
Intermodal                                             6,629        6,432            3%
Automotive                                               795          711           12%
-------------------------------------------------------------------------------------------
                                                      39,289       39,254            -

FREIGHT REVENUE / RTM (CENTS)

TOTAL FREIGHT REVENUE PER RTM                           3.70         3.42            8%

BUSINESS UNITS:
Petroleum and chemicals                                 3.73         3.62            3%
Metals and minerals                                     3.72         4.11           (9%)
Forest products                                         4.00         3.51           14%
Coal                                                    2.33         2.16            8%
Grain and fertilizers                                   2.74         2.58            6%
Intermodal                                              3.55         3.68           (4%)
Automotive                                             18.99        17.86            6%
-------------------------------------------------------------------------------------------

CARLOADS (THOUSANDS)

Petroleum and chemicals                                  145          134            8%
Metals and minerals                                       86           59           46%
Forest products                                          150          119           26%
Coal                                                     120          138          (13%)
Grain and fertilizers                                    142          154           (8%)
Intermodal                                               273          273            -
Automotive                                                83           75           11%
-------------------------------------------------------------------------------------------
                                                         999          952            5%

FREIGHT REVENUE / CARLOAD (DOLLARS)

TOTAL FREIGHT REVENUE PER CARLOAD                      1,453        1,411            3%

BUSINESS UNITS:
Petroleum and chemicals                                1,883        1,724            9%
Metals and minerals                                    1,419        1,644          (14%)
Forest products                                        2,167        2,059            5%
Coal                                                     642          616            4%
Grain and fertilizers                                  1,894        2,084           (9%)
Intermodal                                               861          868           (1%)
Automotive                                             1,819        1,693            7%
-------------------------------------------------------------------------------------------

(1) 2001 DATA EXCLUDE WC WHICH WAS ACQUIRED AND CONSOLIDATED EFFECTIVE OCTOBER 9, 2001.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION
PRO FORMA CONSOLIDATED STATEMENT OF INCOME (CANADIAN GAAP)
-------------------------------------------------------------------------------
(IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                 THREE MONTHS ENDED MARCH 31
                                                        --------------------------------------------
                                                           2002              2001           Variance
                                                                         pro forma(1)      Fav (Unfav)
----------------------------------------------------------------------------------------------------
                                                                (UNAUDITED)
REVENUES
Petroleum and chemicals                                 $   273            $  254            7%
Metals and minerals                                         122               120            2%
Forest products                                             325               306            6%
Coal                                                         77                92          (16%)
Grain and fertilizers                                       269               336          (20%)
Intermodal                                                  235               244           (4%)
Automotive                                                  151               127           19%
Other items                                                  57                57            -
---------------------------------------------------------------------------------
                                                          1,509             1,536           (2%)

OPERATING EXPENSES
Labor and fringe benefits                                   488               458           (7%)
Purchased services                                          144               150            4%
Depreciation and amortization                               121               118           (3%)
Fuel                                                        112               155           28%
Equipment rents                                              87                83           (5%)
Material                                                     70                85           18%
Operating taxes                                              41                46           11%
Casualty and other                                           74                50          (48%)
---------------------------------------------------------------------------------
                                                          1,137             1,145            1%

OPERATING INCOME                                            372               391           (5%)

Interest expense                                            (91)             (102)
Other income                                                 38               116
---------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                  319               405

Income tax expense                                         (108)             (128)
---------------------------------------------------------------------------------
NET INCOME                                              $   211            $  277
=================================================================================
OPERATING RATIO                                            75.3%             74.5%        (0.8)
=================================================================================

DILUTED EARNINGS PER SHARE                              $  1.04            $ 1.39

ADJUSTED DILUTED EARNINGS PER SHARE (2)                 $  1.04            $ 0.98

DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES                 203.0             199.9
=================================================================================

(1) THE PRO FORMA FIGURES REFLECT THE COMPANY'S RESULTS OF OPERATIONS AS IF THE COMPANY HAD ACQUIRED WC ON JANUARY 1, 2001.
(2) EXCLUDES THE COMPANY'S 2001 GAIN FROM THE SALE OF ITS 50 PERCENT INTEREST IN THE DRT.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY PRO FORMA INFORMATION (CANADIAN GAAP)
-------------------------------------------------------------------------------

                                                         THREE MONTHS ENDED MARCH 31
                                                   ------------------------------------------
                                                     2002           2001          Variance
                                                                 pro forma(1)   Fav (Unfav)
---------------------------------------------------------------------------------------------
                                                         (UNAUDITED)
REVENUE TON MILES (MILLIONS)

Petroleum and chemicals                             7,327            6,699            9%
Metals and minerals                                 3,280            3,214            2%
Forest products                                     8,122            7,895            3%
Coal                                                3,305            4,263          (22%)
Grain and fertilizers                               9,831           12,708          (23%)
Intermodal                                          6,629            6,482            2%
Automotive                                            795              712           12%
---------------------------------------------------------------------------------------------
                                                   39,289           41,973           (6%)

FREIGHT REVENUE / RTM (CENTS)

TOTAL FREIGHT REVENUE PER RTM                        3.70             3.52            5%

BUSINESS UNITS:
Petroleum and chemicals                              3.73             3.79           (2%)
Metals and minerals                                  3.72             3.73            -
Forest products                                      4.00             3.88            3%
Coal                                                 2.33             2.16            8%
Grain and fertilizers                                2.74             2.64            4%
Intermodal                                           3.55             3.76           (6%)
Automotive                                          18.99            17.84            6%
---------------------------------------------------------------------------------------------

CARLOADS (THOUSANDS)

Petroleum and chemicals                               145              144            1%
Metals and minerals                                    86               95           (9%)
Forest products                                       150              154           (3%)
Coal                                                  120              148          (19%)
Grain and fertilizers                                 142              160          (11%)
Intermodal                                            273              287           (5%)
Automotive                                             83               75           11%
---------------------------------------------------------------------------------------------
                                                      999            1,063           (6%)

FREIGHT REVENUE / CARLOAD (DOLLARS)

TOTAL FREIGHT REVENUE PER CARLOAD                   1,453            1,391            4%

BUSINESS UNITS:
Petroleum and chemicals                             1,883            1,764            7%
Metals and minerals                                 1,419            1,263           12%
Forest products                                     2,167            1,987            9%
Coal                                                  642              622            3%
Grain and fertilizers                               1,894            2,100          (10%)
Intermodal                                            861              850            1%
Automotive                                          1,819            1,693            7%
---------------------------------------------------------------------------------------------

(1) THE PRO FORMA DATA HAS BEEN PREPARED ASSUMING THE COMPANY HAD ACQUIRED WC ON JANUARY 1, 2001.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
-------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS RELATES TO THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CANADIAN NATIONAL RAILWAY COMPANY (CN) TOGETHER WITH ITS WHOLLY OWNED SUBSIDIARIES, INCLUDING GRAND TRUNK CORPORATION, ILLINOIS CENTRAL CORPORATION (IC) AND WISCONSIN CENTRAL TRANSPORTATION CORPORATION (WC), THE LATTER FROM OCTOBER 9, 2001. AS USED HEREIN, THE WORD "COMPANY" MEANS, AS THE CONTEXT REQUIRES, CN AND ITS SUBSIDIARIES. CN'S COMMON SHARES ARE LISTED ON THE TORONTO AND NEW YORK STOCK EXCHANGES. EXCEPT WHERE OTHERWISE INDICATED, ALL FINANCIAL INFORMATION REFLECTED HEREIN IS EXPRESSED IN CANADIAN DOLLARS AND DETERMINED ON THE BASIS OF CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP). THE COMPANY ALSO PREPARES CONSOLIDATED FINANCIAL STATEMENTS IN ACCORDANCE WITH U.S. GAAP, WHICH ARE INCLUDED IN THIS DOCUMENT. THE U.S. GAAP FINANCIAL STATEMENTS ARE DIFFERENT IN SOME RESPECTS FROM THESE FINANCIAL STATEMENTS, PRINCIPALLY IN THE TREATMENT OF TRACK REPLACEMENT COSTS, EXPENDITURES RELATING TO IMPROVEMENTS OF BRIDGES AND OTHER STRUCTURES AND FREIGHT CARS, DERIVATIVE INSTRUMENTS, STOCK-BASED COMPENSATION AND CONVERTIBLE PREFERRED SECURITIES.

FINANCIAL RESULTS

FIRST QUARTER OF 2002 COMPARED TO FIRST QUARTER OF 2001
-------------------------------------------------------

The Company recorded consolidated net income of $211 million ($1.08 per basic share or $1.04 per diluted share) for the quarter ended March 31, 2002 compared to consolidated net income of $271 million ($1.40 per basic share or $1.36 per diluted share) in the first quarter of 2001, a decrease of $60 million
($0.32 per basic or diluted share).

The Company's consolidated net income for the first quarter of 2001 included a gain of $101 million, $82 million after tax ($0.43 per basic share or $0.41 per diluted share) related to the sale of the Company's 50 percent interest in the Detroit River Tunnel Company (DRT). Excluding this gain, net income in the current quarter increased by $22 million ($0.11 per basic share or $0.09 per diluted share) from net income of $189 million ($0.97 per basic share or $0.95 per diluted share) for the same quarter last year.

Operating income was $372 million for the three months ended March 31, 2002 compared to $362 million in the first quarter of 2001, an increase of $10 million, or 3%. The operating ratio increased to 75.3% in the current quarter from 74.1% in the first quarter of 2001, a 1.2-point increase.

The Company consolidated WC effective October 9, 2001, the date it acquired control of WC. Accordingly, in the preceding discussion, the Company's results of operations for the quarter ended March 31, 2001 exclude the results of operations of WC. Hereafter, PRO FORMA refers to the consolidation of the results of operations of WC, assuming the acquisition and control of WC occurred on January 1, 2001.

Net income for the current quarter decreased by $66 million from pro forma net income of $277 million ($1.43 per basic share or $1.39 per diluted share) for the comparative 2001 period. Excluding the 2001 DRT transaction, net income for the current quarter increased by $16 million ($0.08 per basic share or $0.06 per diluted share) over the comparative pro forma net income of $195 million
($1.00 per basic share or $0.98 per diluted share). Operating income for the current quarter of $372 million decreased by $19 million when compared to pro forma operating income for the same quarter last year. The operating ratio for the current quarter increased by 0.8-points from the pro forma operating ratio of 74.5% in the first quarter of 2001.

REVENUES

Revenues for the quarter ended March 31, 2002 totaled $1,509 million compared to $1,398 million during the same period in 2001. The increase of $111 million, or 8%, was mainly attributable to the consolidation of WC revenues and to gains in automotive, forest products and petroleum and chemicals. These gains were partially offset by lower grain and fertilizer and coal revenues. Revenue ton miles remained unchanged as the inclusion of WC traffic was offset by significantly lower grain and fertilizer and coal volumes. Freight

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
-------------------------------------------------------------------------------

revenue per revenue ton mile increased by 8% as compared to the same period in 2001 mainly due to the inclusion of shorter haul WC traffic and the effect of the weaker Canadian dollar.

Revenues for the current quarter decreased by $27 million, or 2%, when compared to pro forma revenues of $1,536 million in the same 2001 period.

PETROLEUM AND CHEMICALS: Revenues for the quarter ended March 31, 2002 increased by $42 million, or 18%, over the first quarter of 2001, of which $24 million resulted from the inclusion of WC revenues. Excluding WC, growth in the quarter was driven by market share gains in the petroleum and petrochemical sectors, strong sulfur shipments to the United States and the effect of the weaker Canadian dollar. Partly offsetting these increases were lower salt volumes in line with milder winter conditions, lower offshore sulfur exports and the impact of weak paper markets on pulp and paper chemicals. The revenue per revenue ton mile increase of 3% for the quarter was mainly attributable to the inclusion of shorter haul WC traffic and the weaker Canadian dollar.

METALS AND MINERALS: Revenues for the quarter ended March 31, 2002 increased by $25 million, or 26%, over the first quarter of 2001, of which $26 million resulted from the inclusion of WC revenues. Excluding WC, market share gains in the non-ferrous segment, particularly aluminum, and increased construction materials traffic to the United States were offset by continued weakness in steel markets. Revenue per revenue ton mile declined by 9% mainly due to the inclusion of certain lower-rated WC traffic and an increase to longer haul traffic.

FOREST PRODUCTS: Revenues for the quarter ended March 31, 2002 increased by $80 million, or 33%, over the first quarter of 2001, of which $61 million resulted from the inclusion of WC revenues. Excluding WC, growth in the quarter was attributable to strong lumber and panels traffic which benefited from strong housing markets in both Canada and the United States, and the effect of the weaker Canadian dollar. These gains were partially offset by continued weakness in the pulp and paper markets. The increase in revenue per revenue ton mile of 14% was mainly due to the inclusion of shorter haul WC traffic and the effect of the weaker Canadian dollar.

COAL: Revenues for the quarter ended March 31, 2002 decreased by $8 million, or 9%, over the first quarter of 2001. The decline was mainly due to lower thermal coal shipments, impacted by milder weather conditions, and lower metallurgical coal shipments as a result of weak Canadian coal exports to offshore markets. The revenue per revenue ton mile increase of 8% was mainly due to an increase in rates tied to commodity prices and the effect of the weaker Canadian dollar.

GRAIN AND FERTILIZERS: Revenues for the quarter ended March 31, 2002 decreased by $52 million, or 16%, over the first quarter of 2001. The decline was mainly attributable to a significant deterioration in the 2001/2002 Canadian grain crop, which was only partly offset by increased U.S. exports of soybean oil and meal and stronger potash shipments from western Canada. The 6% increase in revenue per revenue ton mile was mainly due to an increase in the grain revenue cap in August 2001 and a decline in longer haul traffic.

INTERMODAL: Revenues for the quarter ended March 31, 2002 decreased by $2 million, or 1%, over the first quarter of 2001. The decline was mainly attributable to the loss of a move in the overseas segment, partly offset by continued increases in expedited train service volumes in the Canadian domestic segment. The 4% decrease in revenue per revenue ton mile was mainly attributable to the elimination of the fuel surcharge at the end of 2001 and an increase in the average length of haul.

AUTOMOTIVE: Revenues for the quarter ended March 31, 2002 increased by $24 million, or 19%, over the first quarter of 2001. The increase was attributable to strong vehicle sales in North America and the impact of the weaker Canadian dollar. The increase in revenue per revenue ton mile of 6% was mainly due to the weaker Canadian dollar partially offset by an increase in the average length of haul.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
-------------------------------------------------------------------------------

OPERATING EXPENSES

In the first quarter of 2002, total operating expenses amounted to $1,137 million compared to $1,036 million in the same quarter of 2001. The increase of $101 million, or 10%, was mainly due to the consolidation of WC operating expenses, and higher expenses for labor and fringe benefits and casualty and other. This was partially offset by lower costs for fuel, purchased services and material.

Total operating expenses in the current quarter decreased by $8 million, or 1%, from pro forma operating expenses of $1,145 million in the same quarter of 2001.

LABOR AND FRINGE BENEFITS: Labor and fringe benefit expenses increased by $79 million, or 19%, for the first quarter of 2002 when compared to the same 2001 period. The increase was mainly attributable to the inclusion of WC labor expense of $52 million, wage increases, higher benefit expenses, and the impact of the weaker Canadian dollar on U.S. denominated expenses. This was partially offset by the effects of a reduced workforce in 2002.

PURCHASED SERVICES: The costs of purchased services increased by $7 million, or 5%, for the current quarter when compared to the corresponding quarter of 2001. The increase was mainly due to the inclusion of WC purchased services expense, partially offset by lower contracted services, crew transportation and lodging expenses, and utility costs.

DEPRECIATION AND AMORTIZATION: Depreciation and amortization expense increased by $13 million, or 12%, for the quarter ended March 31, 2002 compared to the same quarter in 2001. The increase was mainly due to the inclusion of WC depreciation expense.

FUEL: The decrease in the current quarter of $31 million, or 22%, when compared to the first quarter of 2001, was primarily due to a decrease in the average price of fuel and higher productivity, partially offset by the inclusion of WC fuel expense.

EQUIPMENT RENTS: These expenses increased by $11 million, or 14%, in the current quarter when compared to the same period in 2001. The increase resulted from the inclusion of WC equipment rents, higher expenses for private car mileage payments and lower net car hire income.

MATERIAL: For the quarter ended March 31, 2002, material costs decreased by $5 million, or 7%, from the comparable 2001 period. The decrease was mainly due to lower locomotive and car maintenance costs that were partly offset by the inclusion of WC material costs.

OPERATING TAXES: Operating taxes decreased by $3 million, or 7%, during the first quarter of 2002 when compared to the corresponding period in 2001, mainly due to prior years' provincial sales and capital tax recoveries in 2002, partially offset by the inclusion of WC operating taxes.

CASUALTY AND OTHER: These expenses increased by $30 million, or 68%, in the current quarter when compared to first quarter 2001. The increase was mainly due to higher costs for casualty and legal claims, including occupational related claims, higher expenses for damaged equipment and merchandise claims and the inclusion of WC casualty and other expense. Lower bad debt expenses in 2002 partially offset the increase.

OTHER

INTEREST EXPENSE: The increase in interest costs of $16 million for the current quarter versus the equivalent 2001 period was mainly due to the financing related to the acquisition of WC and the consolidation of WC interest expense.

OTHER INCOME: Excluding the 2001 gain of $101 million related to the sale of the Company's 50 percent interest in DRT, other income for the first quarter of 2002 increased to $38 million from $9 million for the same period last year. The increase was mainly due to the inclusion of $15 million of WC other income, of which $11 million consisted of WC's equity in earnings of English Welsh and

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
-------------------------------------------------------------------------------

Scottish Railway (EWS). Also contributing to the increase were higher gains on disposal of surplus properties.

INCOME TAX EXPENSE: The Company recorded an income tax expense of $108 million for the current quarter and $126 million for the corresponding period in 2001. The effective tax rate for the quarter ended March 31, 2002 was 33.9%. For the comparative period, the effective tax rate of 31.7% included the income tax effect on the gain related to the DRT transaction. Excluding the DRT transaction, the effective tax rate for the comparative 2001 period was 36.1%. The decrease in the effective tax rate reflected the impact of lower Canadian corporate tax rates.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
-------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal source of liquidity is cash generated from operations. The Company also has the ability to fund liquidity requirements through its revolving credit facilities, the issuance of debt and/or equity, and the sale of a portion of its accounts receivable through the Accounts receivable securitization program. In addition, from time to time, the Company's liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets.

OPERATING ACTIVITIES: Cash provided from operating activities was $225 million for the three months ended March 31, 2002 compared to $62 million for the same period in 2001. Net income, excluding non-cash items, generated cash of $394 million in the current quarter, compared to $351 million in the corresponding 2001 quarter. Cash generated in the current quarter was partially consumed by payments with respect to workforce reductions and income taxes of $47 million and $38 million, respectively, $49 million and $32 million, respectively, for the comparative period in 2001. Payments for casualty and legal claims, including amounts paid for workers' compensation amounted to $41 million for the current quarter and $43 million for the respective
2001 period.

INVESTING ACTIVITIES: Cash provided from investing activities in the quarter ended March 31, 2002 amounted to $9 million compared to $21 million in the same quarter of 2001. In the current quarter, the Company sold its investment in Tranz Rail Holdings Limited for net proceeds of $68 million. The first quarter of 2001 included proceeds of $107 million from the sale of DRT. Net capital expenditures amounted to $71 million for the three months ended March 31, 2002, a decrease of $16 million from the same quarter in 2001. Capital expenditures included expenditures for roadway renewal, rolling stock, and other capacity and productivity improvements.

The Company anticipates that capital expenditures for 2002 will remain at approximately the same level as 2001. This will include funds required for ongoing renewal of the basic plant and other acquisitions and investments required to improve the Company's operating efficiency and customer service.

DIVIDENDS: The Company paid a quarterly dividend of $0.215 per common share amounting to $42 million for the current quarter compared to $0.195 per common share for a total of $38 million for the same period in 2001. In the first quarter of 2001, $10 million was paid on the convertible preferred securities at an annual rate of 5.25%.

FREE CASH FLOW
The Company generated $192 million of free cash flow (defined as cash flow from operating activities less capital expenditures, other investing activities and dividends paid) for the three months ended March 31, 2002 compared to $35 million for the same 2001 period.

FINANCING ACTIVITIES: Cash used by financing activities totaled $194 million for the quarter ended March 31, 2002 compared to $14 million for the same period in 2001. The Company's issuances and repayments of long-term debt relate principally to the Company's commercial paper and revolving credit facilities.

The Company has access to various financing arrangements:

REVOLVING CREDIT FACILITIES
The Company has U.S.$1,000 million revolving credit facilities that expire in March 2003. The credit facility agreements contain customary financial covenants with which the Company has been in full compliance since the inception of the agreements. At March 31, 2002, the Company had entirely repaid its borrowings of U.S.$172 million (Cdn$273 million) outstanding at December 31, 2001. At
March 31, 2002, letters of credit under the revolving credit facilities amounted to $155 million.

COMMERCIAL PAPER
The Company has a commercial paper program which is backed by a portion of its revolving credit facilities, that enables it to issue commercial paper up to a maximum aggregate principal amount of

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
-------------------------------------------------------------------------------

$600 million, or the U.S. dollar equivalent. The revolving credit facilities will mature within the next twelve months and while the Company's intent is to renew the existing revolving credit facilities, the refinancing has not been renegotiated and, as such, the outstanding balance of U.S.$256 million
(Cdn $408million) of commercial paper has been included in the current portion of long-term debt at March 31, 2002.

SHELF REGISTRATION STATEMENT
At March 31, 2002, the Company had U.S.$400 million remaining for issuance under its currently effective shelf registration statement.

ACCOUNTS RECEIVABLE SECURITIZATION PROGRAM
The sale of a portion of the Company's accounts receivable is conducted under a securitization program, which has a $350 million maximum limit and will expire in June 2003. The program is subject to customary credit rating and reporting requirements. In the event the program is terminated before its scheduled maturity, the Company expects to have sufficient liquidity remaining in its current and future revolving credit facilities to meet future obligations and anticipated capital expenditures. Upon expiration, the Company's intent is to renew the program. At March 31, 2002, pursuant to the agreement, $168 million and U.S.$113 million (Cdn$179 million) had been sold on a limited recourse basis reflecting no change in the level of accounts receivable sold since December 31, 2001.

The Company's access to current and alternate sources of financing at competitive costs is dependent on its credit rating. The Company is currently not aware of any adverse trend, event or condition that would affect the Company's current credit standing.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
-------------------------------------------------------------------------------

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

In the normal course of business, the Company incurs contractual obligations and commercial commitments. The following tables set forth material obligations and commitments as of March 31, 2002:

CONTRACTUAL OBLIGATIONS
(IN MILLIONS)

CONTRACT TYPE                                    TOTAL            2002      2003-2004        2005-2006       2007 &
                                                                                                           THEREAFTER
----------------------------------------------------------------------------------------------------------------------
Long-term debt                                  $4,833            $ 32        $1,337           $587           $2,877
Capital leases                                     893             105           174             85              529
Operating leases (a)                             1,307             168           400            298              441
----------------------------------------------------------------------------------------------------------------------
TOTAL OBLIGATIONS                               $7,033            $305        $1,911           $970           $3,847
======================================================================================================================

COMMERCIAL COMMITMENTS
(IN MILLIONS)

COMMITMENT TYPE                                  TOTAL            2002      2003-2004        2005-2006       2007 &
                                                                                                           THEREAFTER
----------------------------------------------------------------------------------------------------------------------
Standby letters of credit (b)                    $380             $317        $ 62             $  1           $  -
Other commercial commitments (c)                  242               37         205                -              -
----------------------------------------------------------------------------------------------------------------------
TOTAL COMMITMENTS                                $622             $354        $267             $  1           $  -
======================================================================================================================

(a) The Company has guaranteed the residual values of $77 million of equipment with lease terms expiring in the years 2004 through 2012. As at March 31, 2002, the Company does not expect to make any payments pertaining to the guarantees of these leases.
(b) Consists mainly of letters of credit issued in favor of the various provincial Workers' Compensation Boards.
(c)  Includes commitments for railroad ties, rail, freight cars and locomotives.


For 2002 and the foreseeable future, the Company expects cash from operations and from its various sources of financing to be sufficient to meet its future obligations and fund anticipated capital expenditures.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
-------------------------------------------------------------------------------

ACQUISITION OF WISCONSIN CENTRAL TRANSPORTATION CORPORATION

On October 9, 2001, the Company completed its acquisition of WC for an acquisition cost of $1,297 million (U.S.$831 million) and began a phased integration of the companies' operations.

The merger involves the integration of two previously independent businesses to provide shippers enhanced rail services over a coordinated network. There can be no assurance that there will be realization of rail service and other efficiencies or synergies that are expected to be derived from the merger.

The Company accounted for the merger using the purchase method of accounting as required by the Canadian Institute of Chartered Accountants (CICA) Handbook
Section 1581 "Business Combinations." As such, the Company's consolidated financial statements include the assets, liabilities and results of operations of WC as of October 9, 2001, the date of acquisition. The impact of the results of the final valuation of WC's assets and liabilities are not expected to have a material impact on the results of operations.

CRITICAL ACCOUNTING POLICIES, BUSINESS RISKS AND OTHER MATTERS

Management's discussion and analysis of the Company's financial condition and results of operations is based on the same accounting policies as those used in preparing the Company's 2001 Annual Consolidated Financial Statements. As such, this document should be read in conjunction with Note 1 "Summary of significant accounting policies" of the Company's 2001 Annual Consolidated Financial Statements.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to litigation, environmental liabilities, casualty claims, depreciation lives, income tax liabilities, and pension and other post-retirement benefits, based upon currently available information. Actual results could differ from these estimates.

LEGAL ACTIONS

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational related claims, damage to property and environmental matters. The Company maintains, and regularly updates on a case-by-case basis, casualty provisions for such items when the expected loss is both probable and can be reasonably estimated. Although the Company considers such provisions to be adequate for these matters, the final outcome with respect to actions outstanding or pending at March 31, 2002, or future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year.

Work-related injuries to employees, including occupational related claims, are a significant expense for the railroad industry in the United States. Employees of the Company in the United States are compensated according to the provisions of the Federal Employers' Liability Act (FELA). Consistent with the case-by-case approach, the Company does not accrue a provision for unasserted occupational related claims as they are not reasonably estimable. In view of the Company's increasing expansion in the United States, and the increase in the number of occupational claims over the past several years, the Company will work with an independent actuarial firm over the next few months and consider the results of an actuarial based approach to evaluate the sufficiency of its provision

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
-------------------------------------------------------------------------------

for all occupational related claims in the United States. Any change in the estimated liability would be accounted for as a change in accounting estimate and recorded in the results of operations.

As at March 31, 2002, the Company had aggregate reserves for legal matters of $271 million ($277 million at December 31, 2001), of which approximately
$151 million was for work-related injuries to employees, including occupational related claims.

ENVIRONMENTAL MATTERS

REGULATORY COMPLIANCE
The Company's operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in the railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements.

Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed.

KNOWN EXISTING ENVIRONMENTAL CONCERNS
The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company's share of the costs and evolving regulatory standards governing environmental liability. As a result, liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

UNKNOWN EXISTING ENVIRONMENTAL CONCERNS
While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company's ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and costs cannot be reasonably estimated and as such, costs related to future remediation will be accrued in the year they become known.

FUTURE OCCURRENCES
In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

As at March 31, 2002, the Company had aggregate accruals for environmental costs of $110 million ($112 million at December 31, 2001). The Company has not included any reduction in costs for anticipated recovery from insurance.

There can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year, or that the Company's liquidity will not be adversely impacted by such environmental liabilities or costs.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
-------------------------------------------------------------------------------

PROPERTIES

The Company follows the group method of depreciation and, as such, depreciates the cost of properties, net of asset impairment write-downs, on a straight-line basis over the estimated useful life of each asset class. Assessing the reasonableness of the estimated useful lives of properties requires judgment and is based upon currently available information, including comprehensive depreciation studies that incorporate assumptions of remaining useful lives. A revision to the estimated useful lives of properties is considered a change in accounting estimate and, as a result, depreciation rates would be changed on a prospective basis. A significant change in depreciable lives could result in a material change to depreciation expense.

PENSION AND OTHER POST-RETIREMENT BENEFITS

The Company accounts for pension and other post-retirement benefits as required by CICA Handbook Section 3461 "Employee future benefits". Under these accounting standards, assumptions are made regarding the valuation of benefit obligations and performance of plan assets. Delayed recognition of differences between actual results and those assumed is a guiding principle of these standards. This approach allows for a smooth recognition of changes in benefit obligations and plan performance over the working lives of the employees who benefit from the plans.

An actuarial valuation is conducted to account for pension and other post-retirement benefits which uses management assumptions for the discount rate, the expected return on plan assets, the rate of compensation increase, the health care cost trend and the period of amortization for gains/losses. A change in any one of these assumptions could have a significant impact on the pension and post-retirement benefit expense recorded under CICA Section 3461.

FINANCIAL INSTRUMENTS

Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company's results are affected by fluctuations in the exchange rate between these currencies. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company's revenues.

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. However, the credit standing of counterparties is regularly monitored.

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance.

For the quarters ended March 31, 2002 and 2001, the Company realized a $9 million loss and a $2 million gain, respectively, from its fuel hedging activities. Hedging positions and credit standing of counterparties are monitored, and losses due to counterparty non-performance are not anticipated. At March 31, 2002, the Company hedged approximately 46% of the estimated 2002 fuel consumption, 34% of the estimated 2003 fuel consumption and 2% of the estimated 2004 fuel consumption. This represented approximately 306 million U.S. gallons at an average price of U.S.$0.607 per U.S. gallon. As a result of its fuel hedging activities, the Company had an unrealized holding gain of $13 million at March 31, 2002 (unrealized holding losses of $38 million and $7 million at December 31 and March 31, 2001, respectively).

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
-------------------------------------------------------------------------------

COMPETITION

The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance trucking companies and, in certain markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers' equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company's volumes, revenues and profit margins.

To a greater degree than other rail carriers, the Company's subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

In recent years, there has been significant consolidation of rail systems in the United States. The resulting larger rail systems are able to offer seamless services in larger market areas and effectively compete with the Company in certain markets. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company's competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

LABOR NEGOTIATIONS

Labor agreements with all Canadian unions expired on December 31, 2000. By
April 2002, the Company had achieved ratified settlements with bargaining units representing 98% of the Company's Canadian unionized workforce. These agreements are generally for a three-year period effective until December 31, 2003.

The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. For several years now, Grand Trunk Western (GTW), Duluth Winnipeg and Pacific (DWP), ICRR and CCP Holdings, Inc.
(CCP) have bargained on a local basis rather than holding national, industry wide negotiations. Local negotiations result in settlements that better address both the employees' concerns and preferences and the railways' actual operating environment. There are risks associated with negotiating locally. Presidents and Congress have demonstrated that they will step in to avoid national strikes, while a local dispute may not generate federal intervention, making an extended work stoppage more likely. The Company's management believes the potential mutual benefits of local bargaining outweigh the risks.

As of April 2002, the Company had in place agreements with bargaining units representing approximately 60% of the unionized workforce at ICRR, 45% at GTW and DWP, 60% at CCP and 100% at WC. These agreements have various durations, ranging from the end of 2001 to the end of 2005. Several of these agreements will reopen in 2002.

Negotiations are ongoing with the bargaining units with which the Company has not yet achieved new settlements. Until new agreements are reached or

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
-------------------------------------------------------------------------------

until settlements are ratified, the terms and conditions of previous agreements continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations.

REGULATION

The Company's rail operations in Canada are subject to regulation as to (i) rate setting and network rationalization by the Canadian Transportation Agency (the Agency), under the Canada Transportation Act (Canada) (the CTA), and (ii) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company's U.S. rail operations are subject to regulation by the Surface Transportation Board (STB) (the successor to the Interstate Commerce Commission) and the Federal Railroad Administration. In addition, the Company is subject to a variety of health, safety, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, issued its report to the Minister of Transport at the end of June 2001. It was released to the public on July 18, 2001 and contains numerous recommendations for legislative changes which, if adopted, would affect all modes of transportation, including rail. No assurance can be given that any decision by the federal government pursuant to the report's recommendations will not materially adversely affect the Company's financial position or results of operations.

BUSINESS PROSPECTS AND OTHER RISKS

In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in the demand for them. However, many of the bulk commodities the Company transports move offshore and are impacted more by global economic conditions than North American economic cycles. The Company's results of operations can be expected to reflect this cyclicality because of the significant fixed costs inherent in railroad operations.

The Company's revenues are affected by prevailing economic conditions. In 2001, widespread recessionary conditions in the economy affected the Company's revenues across a number of markets. Following a significant reduction in interest rates and a major depletion in inventories, there are encouraging signs that economic prospects will improve in 2002, particularly in North America. The Company will continue to leverage its strong focus on customer needs and quality service to grow the business. However, given the uncertainty surrounding crop yields in the current year and the unsettled situation prevailing in international oil markets, the Company remains cautious about business prospects in 2002.

Should an economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be affected.

In addition to the inherent risks of the business cycle, the Company is occasionally susceptible to severe weather conditions. For example, in the first quarter of 1998, a severe ice storm hit eastern Canada, which disrupted operations and service for the railroad as well as for CN customers.

INFLATION

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
-------------------------------------------------------------------------------

companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

FORWARD-LOOKING INFORMATION

Certain information included in this report may be "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the factors set forth in this section as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

     CANADIAN NATIONAL                     LA VERSION FRANCAISE DU PRESENT
     935 de La Gauchetiere Street West     RAPPORT FINANCIER EST DISPONIBLE A
     Montreal, Quebec                      L'ADRESSE SUIVANTE :
     H3B 2M9
                                           CANADIEN NATIONAL
     Stock Symbols:                        Affaires publiques
     TSE: CNR                              935, rue de La Gauchetiere Ouest
     NYSE: CNI                             Montreal (Quebec)
                                           H3B 2M9
     Internet Address:
     www.cn.ca                             Telephone : (514) 399-7212
                                           Telecopieur : (514) 399-5344

                                           1 888 888-5909